MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED JUNE 30, 2026
As used in this management’s discussion and analysis ("MD&A"), unless the context indicates or requires otherwise, all references to the "Company", "Lightspeed", "we", "us" or "our" refer to Lightspeed Commerce Inc. together with our subsidiaries, on a consolidated basis as constituted on June 30, 2026.
This MD&A dated July 30, 2026, for the three months ended June 30, 2026, should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and the notes related thereto for the three months ended June 30, 2026, as well as with our audited annual consolidated financial statements and the notes related thereto for the year ended March 31, 2026. The financial information presented in this MD&A is derived from the Company’s unaudited condensed interim consolidated financial statements for the three months ended June 30, 2026, which has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards") applicable to the preparation of interim financial statements, including International Accounting Standard ("IAS") 34, Interim Financial Reporting. All amounts are in U.S. dollars except where otherwise indicated.
We have prepared this MD&A with reference to National Instrument 51-102 "Continuous Disclosure Obligations" of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with Canadian disclosure requirements, which requirements are different than those of the United States.
Additional information relating to Lightspeed, including our most recently completed Annual Information Form and our Annual Report on Form 40-F for the fiscal year ended March 31, 2026, is available on our website at investors.lightspeedhq.com and can be found on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov.
Forward-looking Information
This MD&A contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking information") within the meaning of applicable securities laws. Forward-looking information may relate to our financial outlook and anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, addressable markets, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate; macroeconomic conditions such as inflationary pressures, interest rates and global economic uncertainty; our expectations regarding the costs, timing and impact of reorganizations and cost reduction initiatives and personnel changes; our expectations regarding our growth strategy focused on retail customers in North America and hospitality customers in Europe and our strategies for customers in other geographies and verticals; our expectations regarding capital expenditures and capital allocation strategies; geopolitical instability, terrorism, war and other global conflicts such as the Russian invasion of Ukraine and continuing military conflict in the Middle East; our expectations regarding industry and consumer spending trends, our growth rates, the achievement of advances in and expansion of our platform, our focus on complex customers, our revenue and the revenue generation potential of our payment-related and other solutions; the impact of our decision to sell our POS and payments solutions as one unified platform, our pricing and packaging initiatives; our gross margins and future profitability; acquisition, investment or divestiture outcomes and synergies; the impact of pending and threatened litigation; the impact of foreign currency fluctuations and the use of hedging on our results of operations; and our business plans and strategies and our competitive position in our industry is forward-looking information.
In some cases, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "targets", "expects" or "does not expect", "is expected", "an opportunity exists", "budget", "scheduled", "estimates", "outlook", "forecasts", "projection", "prospects", "strategy", "intends", "anticipates" or "does not anticipate", "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", "will", "will be taken", "occur" or "be achieved", the negative of these terms and similar terminology. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.
This forward-looking information and other forward-looking information are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances as at the date of the forward-looking information. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the
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underlying opinions, estimates and assumptions will prove to be correct. Certain assumptions made in respect of our ability to build our market share, including among retail customers in North America and hospitality customers in Europe; our ability to enter new markets and industry verticals; our ability to attract, develop and retain key personnel; our ability to execute our succession planning; our ability to manage supply chain risk; our ability to manage and maintain integrations between our platform and certain third-party platforms; our ability to execute on our business and operational strategy; our ability to execute on reorganizations and cost reduction initiatives; our ability to execute on our growth strategy focused on retail customers in North America and hospitality customers in Europe and our strategies for customers in other geographies and verticals; our ability to expand our presence within our key verticals through Lightspeed Wholesale; our ability to continue investing in infrastructure and implement scalable controls, systems and processes to support our growth; our ability to effectively leverage emerging technologies such as artificial intelligence; our ability to prevent and manage information security breaches or other threats to cybersecurity or data privacy compliance; our ability to protect our intellectual property rights and the risk of claims by third parties of intellectual property infringement; the impact of pending and threatened litigation; the impact of any external stakeholder activism; the pricing of our offerings; our ability to successfully execute our pricing and packaging initiatives; our ability to successfully sell our POS and payments solutions as one unified platform to both new and existing customers; our ability to effectively scale and manage risks related to our merchant cash advance program; our ability to selectively pursue strategic opportunities (such as acquisitions, investments or divestitures), successfully integrate the companies we have acquired and to derive the benefits we expect from the acquisition thereof; our ability to derive the benefits from past and future divestitures, including the divestiture of the Upserve U.S. hospitality product line, and to receive the post-closing and potential earn out payments from such sale; our ability to successfully make future investments in our business through capital expenditures; our ability to successfully execute our capital allocation strategies, including our share repurchase program; our ability to obtain and maintain financing on acceptable terms; currency exchange and interest rates, including inflation; seasonality in our business and in the business of our customers; the impact of intensifying competition; the changes and trends in our industry or the global economy, including changes in consumer spending; the possibility of further goodwill or other impairments; the impact and uncertainty of foreign policy shifts in the U.S., Canada and Europe (including the impacts of tariffs, sanctions, trade wars, or other trade conditions or protective government actions); the impact of global disruptions in shipping and energy costs; environmental risks and the impact of certain natural disasters on our business and our customers; and changes in laws, rules, regulations, and global standards are material factors in preparing forward-looking information and management’s expectations.
Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such statements are made, is subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in the "Summary of Factors Affecting our Performance" section of this MD&A, in the "Risk Factors" section of our Annual Information Form dated May 21, 2026, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profiles on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.
If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove to be incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. The opinions, estimates and assumptions referred to above and described in greater detail in this MD&A should be considered carefully by prospective investors.
Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. No forward-looking information is a guarantee of future results. Accordingly, you should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this MD&A represents our expectations as of the date hereof or as of the date it is otherwise stated to be made, as applicable, and is subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws.
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All of the forward-looking information contained in this MD&A is expressly qualified by the foregoing cautionary statements.
This MD&A includes certain trademarks, including "Lightspeed", "NuORDER" and other trademarks, which are protected under applicable intellectual property laws and are our property. Solely for convenience, our trademarks referred to in this MD&A may appear without the ® or ™ symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks.
Additional information relating to Lightspeed, including our most recently completed Annual Information Form, can be found on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov.
Overview
Lightspeed offers a cloud-based commerce platform that connects suppliers, merchants and consumers while enabling omni-channel experiences. Our software platform provides our customers with the critical functionality they need to engage with consumers, manage their operations, order their inventory, accept payments, and grow their businesses. We serve customers globally, empowering single- and multi-location retailers, restaurants, golf course operators and other businesses to compete successfully in an omni-channel market environment by engaging with consumers across online, mobile, social, and physical channels. We primarily target sophisticated small and medium-sized businesses ("SMBs") with our easy to use and cost efficient solutions. The majority of our revenue is recurring or reoccurring and we have a track-record of growing revenue per customer over time. Our differentiated product offerings have enabled us to develop a competitive position, particularly for retail customers in North America and hospitality customers in Europe.
Our cloud platform is designed around three interrelated elements: omni-channel consumer experience, a comprehensive back-office operations management suite to improve our customers’ efficiency and insight, and the facilitation of payments and other financial services. Key functionalities of our platform include full omni-channel capabilities, point of sale ("POS"), product and menu management, kitchen display system ("KDS"), service pacing and workflow optimization, reservations, employee and inventory management (including an integrated wholesale offering and inventory ordering), analytics and reporting, multi-location connectivity, order anywhere and curbside pickup functionality, loyalty, customer management, mobile payments and tailored financial solutions such as Lightspeed Payments and Lightspeed Capital. By delivering our solutions through the cloud, we enable merchants to reduce dependency on the brick and mortar channel and interact with customers anywhere (in store, online, mobile and social), gain a deeper understanding of their customers and operations by tracking activity and key metrics across all channels, and update inventory, run analytics, change menus, send promotions and otherwise manage their business operations from any location.
Our flagship solutions include Lightspeed Restaurant, a unified hospitality commerce offering, and Lightspeed Retail, a retail commerce offering that unites advanced POS, payments, and eCommerce into one cohesive and powerful solution. In addition, Lightspeed eCommerce allows merchants to enhance omni-channel reach and increase selling flexibility, including through social media platforms and digital marketplaces. Our flagship solutions are seeing strong reception from customers globally, particularly among retail customers in North America and hospitality customers in Europe. We also continue to advance our strategy of expanding our presence within our key verticals through Lightspeed Wholesale, which unifies NuORDER by Lightspeed and Lightspeed Retail. By directly connecting brand supply with retailer demand, we simplify product discovery, wholesale transactions and inventory replenishment, keeping the full commerce flow within the broader Lightspeed ecosystem. We are further focused on expanding our catalog content across both new and existing verticals, streamlining the process for retailers to manage their store data and simplify operational tasks. We believe our continued investment in this strategy represents an opportunity for us to distinguish ourselves from competitors. On April 28, 2026, we divested our Upserve U.S. hospitality product line ("Upserve") as part of our strategy to focus on our flagship solutions and on retail customers in North America and hospitality customers in Europe. See note 4 of the unaudited condensed interim consolidated financial statements for further details.
Our position at the point of commerce puts us in a prime position for payment processing and allows us to collect transaction-related data insights. Our transaction-based revenue was $214.5 million for the three months ended June 30, 2026, an increase of 5% from the $204.6 million in transaction-based revenue for the three months ended June 30, 2025, and transaction-based revenue organic1 growth was 20% year-over-year. This was primarily driven by increased customer adoption of our payments solutions. We began selling our POS and payments solutions together as one unified offering at the beginning of Fiscal 2024 and have
1 Revenue organic represents, in a given period, the Company's revenue, adjusted so that where a divestiture occurs partway through the subsequent period, the divested business's contributions are included in the given period only to the extent of the same days in respect of which they are included in the subsequent period. The Upserve revenue from April 28, 2025 to March 31, 2026 includes approximately $14 million of transaction-based revenue for Fiscal 2026 related to payments solutions associated with Customer Locations that continue to be serviced by Lightspeed but following the divestiture of Upserve, is recognized on a net basis rather than a gross basis. This reclassification, which is reflected in the Upserve revenue figures used to calculate organic revenue growth, reduces reported revenue and cost of revenue by the same amount, with no impact on gross profit. The Company is providing these figures in order to provide greater comparability year-over-year taking into account the divestiture of Upserve.
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increased our payments penetration as a result. We believe unified payments results in the best experience for customers by improving consistency and reliability, streamlining support and billing, and enhancing opportunities for them to avail themselves of innovative product functionality. In connection with our unified payments offering, we continue to support our customers with free hardware and implementation and competitive rates. As a result of this initiative, we generally require our eligible new and existing customers to adopt our payments solutions. We believe processing additional GTV for new and existing customers through our payments solutions helps advance our growth strategies and enables us to reduce complexity in our business. In addition, this initiative helps reduce the costs of supporting a variety of third party payment processors.
Our platform is built to scale with our customers, supporting them as they open new locations, and offering them increasingly sophisticated solutions as their business requirements become more complex. Our platform helps SMBs avoid having to piece together multiple, and often disjointed, applications from various providers to leverage the technology they need to run and grow their businesses. Our ecosystem of development, channel and installation partners further reinforces the scalability of our solutions, making them customizable and extensible. We work alongside our customers through their business journey by providing onboarding and support services, and fundamentally believe that our success is directly connected to their success. Our monthly ARPU2 was approximately $676 as at June 30, 2026.
To further complement our core cloud solutions, we offer a merchant cash advance program called Lightspeed Capital. This program provides cash advances to eligible merchants and is designed to help them with overall business growth and cash management. Merchants are meant to use these cash advances to manage their cash flows, to buy inventory, and to invest in marketing, amongst other things.
We sell our solutions primarily through our direct sales force in North America, Europe, the UK, Australia and New Zealand, supplemented by indirect channels in other countries around the world. Our platform is well-suited for various types of SMBs, particularly single- and multi-location retailers with complex operations, such as those with a high product count, diverse inventory needs or a service component, golf course operators and hospitality customers. We focus our efforts primarily on retail customers in North America and hospitality customers in Europe.
We remain focused on attracting the right customer profile, particularly customers with a higher GTV, multiple locations or more complex needs, merchants which we believe are ideally suited for our industry-leading solutions. For the three months ended June 30, 2026, GPV2 was $11.3 billion compared to $10.2 billion for the three months ended June 30, 2025, representing growth of 11%, and GPV organic3 growth was 20% year-over-year. For the three months ended June 30, 2026, GTV2 was $25.7 billion compared to $24.6 billion for the three months ended June 30, 2025, representing an increase of 5%, and GTV organic3 growth was 9% year-over-year.
As at June 30, 2026, we had Customer Locations in over 100 countries. The majority of our Customer Locations were retail customers in North America and hospitality customers in Europe.
We believe we have a distinct leadership position in SMB commerce given our scale, breadth of capabilities, and diversity of customers. We generate revenue primarily from the sale of cloud-based software subscriptions and our payments and other financial services solutions. We offer pricing plans designed to meet the needs of our current and prospective customers that enable Lightspeed solutions to scale with SMBs as they grow. Our subscription plans vary from monthly plans to one-year and multi-year terms. We have also integrated our software with various third party payment processors who pay us a revenue share of the payment processing revenue for customers we refer to them.
Our total revenue has increased to $322.7 million for the three months ended June 30, 2026 from $304.9 million for the three months ended June 30, 2025, representing year-over-year growth of approximately 6%, and revenue organic1 growth was 17% year-over-year. For the three months ended June 30, 2026, subscription revenue accounted for 30% of our total revenues (30% for the three months ended June 30, 2025), and transaction-based revenue accounted for 66% of our total revenues (67% for the three months ended June 30, 2025).
In addition, we offer a variety of hardware and other services to provide value-added support to our merchants and supplement our subscription and transaction-based revenue solutions. These revenues are generally one-time revenues associated with the sale of hardware, with which our solutions integrate, and the sale of professional services in support of the installation and implementation of our solutions. For the three months ended June 30, 2026, this revenue accounted for 4% of our total revenue (3% for the three months ended June 30, 2025).
2 Refer to the section entitled "Key Performance Indicators".
3 GTV organic and GPV organic represents, in a given period, the Company's GTV and GPV, adjusted so that where a divestiture occurs partway through the subsequent period, the divested business's contributions are included in the given period only to the extent of the same days in respect of which they are included in the subsequent period. The Company is providing these figures in order to provide greater comparability year-over-year taking into account the divestiture of Upserve.
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We plan to continue making deliberate investments to drive future growth including in Lightspeed Wholesale. We believe that our future success depends on a number of factors, including our ability to expand our market share among retail customers in North America and hospitality customers in Europe, execute our transformation strategy to focus on growth among retail customers in North America and hospitality customers in Europe, enhance customer experience and avail ourselves of upsell opportunities within our existing customer base, build on the successes of our payments and tailored financial solutions, add more solutions to our platform, expand our presence within verticals, and selectively pursue value-enhancing acquisitions and divestitures or other strategic opportunities.
In recent years, we have undertaken several cost reduction initiatives including reorganizations aimed at streamlining the Company's operating model and aligning the organization with its profitable growth strategy. We will continue to invest in key product development and customer experiences.
We believe that we have significant opportunity to continue to expand ARPU given the number of customers adopting more Lightspeed products over time and that our continued investments will increase our revenue base, improve the retention of this base and strengthen our ability to increase sales to our customers. We have not generated net income to date. If we are unable to successfully implement our growth strategies and cost reduction initiatives, we may not be able to achieve net income. For the three months ended June 30, 2026 and the three months ended June 30, 2025, we incurred an operating loss of $5.5 million and $42.1 million, respectively. The operating loss for the three months ended June 30, 2026 decreased primarily due to a reduction in amortization of intangible assets and increased gross profit. Our cash flows from operating activities for the three months ended June 30, 2026 were $0.1 million compared to cash flows from operating activities of $12.4 million for the three months ended June 30, 2025, and our Adjusted Free Cash Flow4 used for the three months ended June 30, 2026 was $4.4 million compared to Adjusted Free Cash Flow4 used of $1.7 million for the three months ended June 30, 2025.
Sustainability
Sustainability is embedded in our guiding principles, and we are working towards a sustainable future and a greener economy. As part of this commitment, we have taken steps to help our customers reduce their carbon footprint. We partner with GiftTrees on a Carbon Friendly Dining program. The partnership gives our customers' diners the ability to offset the carbon emissions associated with their purchase by planting trees and provides our customers with sustainable credits towards purchasing Lightspeed products. The program has resulted in the planting of over 2.5 million trees. In addition to helping offset carbon emissions, these trees provide food, income and education for the communities sponsored to plant the trees. We also partner with Perk with the aim to offset carbon emissions for our business travel by airplane, automobile, and train. We choose to partner with companies that are also environmentally conscientious. Most of our solutions are powered by Amazon Web Services ("AWS") and Google Cloud platforms. In 2025, Google Cloud matched 100% of their global electricity consumption with renewable energy purchases and 100% of electricity consumed by AWS was matched with renewable energy sources. We have an Employee-led Network focused on sustainability, through which employees can foster awareness, advocate for impactful change, and consider eco-friendly solutions that can be integrated into our operations and community interactions.
Lightspeed is also a place of diversity, equity and inclusion, and it has been since our Chief Executive Officer Dax Dasilva founded the Company in Montréal’s Gay Village in 2005. The first four Lightspeed team members were all from the LGBTQ2S+ community and according to our latest 2025 DEI engagement survey (participation is voluntary), 9% of the respondents identify themselves as LGBTQ2S+, with 1% identifying as transgender. Our commitment to a diverse and inclusive workplace can be seen at all levels of our Company, including our Employee-led Networks for women, LGBTQ2S+ community members and BIPOC community members. As of the date hereof, 43% of our board members identify as women. Furthermore, 56% of our executive officers identify as women. We believe in creating value across our ecosystem, including by ensuring meaningful wealth creation opportunities for all employees. Permanent employees are granted an equity stake in the Company upon hire, ensuring employees’ interests are aligned with those of our shareholders.
Macroeconomic Conditions
There continues to be uncertainty in the macroeconomic environment, including with respect to inflationary pressures, changes in consumer spending, exchange rate fluctuations, changes in interest rates, the geopolitical and social landscape and changes in trade conditions (including tariffs, sanctions, trade wars and other protective government actions). This macroeconomic uncertainty makes it difficult to assess the future impact these events and conditions will have on our customer base, the end markets we serve and the resulting effect on our business and operations, both in the short term and in the long term.
4 Refer to the section entitled "Non-IFRS Measures and Ratios and Reconciliation of Non-IFRS Measures and Ratios".
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Despite these ongoing risks and uncertainties, we continue to believe there is an accelerated need for our solutions in the industries we serve as SMBs look to augment traditional in-person selling models with online and digital strategies, operate with fewer employees to manage labor shortages by automating time-consuming tasks, and leverage AI-powered solutions to find new efficiencies and insights into their business. A large portion of our market is currently served by legacy on-premise systems that are expensive, complicated, outdated, and poorly equipped to help SMBs adapt to this immediate need. This represents a significant opportunity for us to continue to fuel adoption of our solutions. Lightspeed believes it is well-positioned to capitalize on this opportunity and will continue to leverage its privileged position at the point of sale to also seize our payments opportunity.
We expect changes in consumer spending or other macroeconomic conditions in the various geographies in which we operate to continue to cause variability in our GTV and GPV; however, we believe the diversity in the customer verticals and the geographies we serve will continue to be a strong asset of the business.
Additionally, global disruptions in shipping and energy costs, continuing military conflict in the Middle East and the Russian invasion of Ukraine have created and are expected to continue to create further global economic uncertainty. We do not have any significant operations, customers or supplier relationships in the Middle East, Russia, Belarus or Ukraine, and have ceased our selling activities to customers in Russia. We do have personnel in Russia who were brought on via our acquisition of Ecwid, and as part of our business continuity plans have relocated many outside of Russia to mitigate any reliance on the region. We will continue to monitor these situations, and related evolving international trade laws, sanctions and export controls, and have and may continue to adjust our business practices as required by applicable rules and regulations.
We continue to monitor the impact of macroeconomic events and conditions on our business, financial condition and operations, as further discussed below. Refer to the section of this MD&A entitled "Summary of Factors Affecting our Performance", to the "Risk Factors" section of our most recent Annual Information Form, and to our other filings with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which can be found on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov, for a discussion about the risks with which we are faced.
Key Performance Indicators
We monitor the following key performance indicators to help us evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. These key performance indicators are also used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures and ratios. We also believe that securities analysts, investors and other interested parties frequently use industry metrics in the evaluation of issuers. Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies. The divestiture of Upserve on April 28, 2026, affects the year-over-year comparability of these key performance indicators, as the prior-year period includes a full three months of Upserve, whereas the current period includes Upserve only up to the divestiture date.
Average Revenue Per User. "Average Revenue Per User" or "ARPU" represents the total subscription revenue and transaction-based revenue of the Company in the period divided by the number of Customer Locations of the Company in the period. Subscription revenue and transaction-based revenue attributable to standalone eCommerce sites is excluded from ARPU. We use this measure as we believe it provides a helpful supplemental indicator of our progress in growing the revenue that we derive from our customer base. The monthly ARPU of our Customer Locations increased to approximately $676 per Customer Location as at June 30, 2026 compared to approximately $655 per Customer Location as at June 30, 2025. For greater clarity, the number of Customer Locations of the Company in the period is calculated by taking the average number of Customer Locations throughout the period. Customer Location means a billing merchant location for which the term of services has not ended, or in respect of which we are negotiating a renewal contract, and, in the case of NuORDER, a brand with a direct or indirect paid subscription for which the term of services has not ended or in respect of which we are negotiating a subscription renewal. A single unique customer can only have multiple Customer Locations if it has multiple physical sites and in the case of NuORDER, multiple subscriptions. We use this measure as we believe that our ability to increase the number of Customer Locations with a high GTV per year and the number of retail Customer Locations in North America and hospitality Customer Locations in Europe served by our platform is an indicator of our success in terms of market penetration and growth of our business.
Gross Payment Volume. "Gross Payment Volume" or "GPV" means the total dollar value of transactions processed, excluding amounts processed through the NuORDER solution, in the period through our payments solutions in respect of which we act as the principal in the arrangement with the customer, net of refunds, inclusive of shipping and handling, duty and value-added taxes. We use this measure as we believe that growth in our GPV demonstrates the extent to which we have scaled our payments solutions. As the number of Customer Locations using our payments solutions grows,
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particularly those with a high GTV, we will generate more GPV and see higher transaction-based revenue. For the three months ended June 30, 2026, GPV was $11.3 billion compared to $10.2 billion for the three months ended June 30, 2025, representing growth of 11%. We have excluded amounts processed through the NuORDER solution from our GPV because they represent business-to-business volume rather than business-to-consumer volume and we do not currently have a robust payments solution for business-to-business volume. Some of our brands can accept certain payments from retailers in certain of our geographies, and we may in the future include such volume in GPV once we have further developed our payments solution for business-to-business volume.
Gross Transaction Volume. "Gross Transaction Volume" or "GTV" means the total dollar value of transactions processed through our cloud-based software-as-a-service platform, excluding amounts processed through the NuORDER solution, in the period, net of refunds, inclusive of shipping and handling, duty and value-added taxes. We use this measure as we believe GTV is an indicator of the success of our customers and the strength of our platform. GTV does not represent revenue earned by us. For the three months ended June 30, 2026, GTV was $25.7 billion compared to $24.6 billion for the three months ended June 30, 2025, representing an increase of 5%. We have excluded amounts processed through the NuORDER solution from our GTV because they represent business-to-business volume rather than business-to-consumer volume and we do not currently have a robust payments solution for business-to-business volume. Some of our brands can accept certain payments from retailers in certain of our geographies, and we may in the future include such volume in GTV once we have further developed our payments solution for business-to-business volume.
Non-IFRS Measures and Ratios and Reconciliation of Non-IFRS Measures and Ratios
The information presented within this MD&A includes certain non-IFRS financial measures such as "Adjusted EBITDA", "Adjusted Income", "Adjusted Free Cash Flow" and "Total Revenue at Constant Currency" and the non-IFRS ratios such as "Adjusted Income per Share - Basic and Diluted" and "Total Revenue Growth Rate at Constant Currency". These measures and ratios are not recognized measures and ratios under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures and ratios presented by other companies. Rather, these measures and ratios are provided as additional information to complement those IFRS measures and ratios by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures and ratios should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. These non-IFRS measures and ratios are used to provide investors with supplemental measures and ratios of our operating performance and liquidity and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures and ratios. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures and ratios in the evaluation of issuers. Our management also uses non-IFRS measures and ratios in order to facilitate operating performance comparisons from period to period, to prepare operating budgets and forecasts and to determine components of management compensation. The comparability of these non-IFRS measures and ratios is affected by the divestiture of Upserve on April 28, 2026, as the prior-year period reflects a full three months of Upserve, whereas the current period reflects Upserve only up to the divestiture date.
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Adjusted EBITDA
Adjusted EBITDA is defined as net loss excluding interest, taxes, depreciation and amortization, or EBITDA, as adjusted for share-based compensation and related payroll taxes, compensation expenses relating to acquisitions completed, foreign exchange gains and losses, transaction-related costs, restructuring, litigation provisions, goodwill impairment and gains and losses on the sale of businesses. We believe that Adjusted EBITDA provides a useful supplemental measure of the Company’s operating performance, as it helps illustrate underlying trends in our business that could otherwise be masked by the effect of the income or expenses that are not indicative of the core operating performance of our business. The following table reconciles net loss to Adjusted EBITDA for the periods indicated:

	Three months ended June 30,

(In thousands of US dollars)	2026	2025
	$	$

Net loss	(2,421)	(49,567)
Share-based compensation and related payroll taxes(1)	12,659	13,969
Depreciation and amortization(2)	8,422	37,504
Foreign exchange loss (gain)(3)	246	(2,763)
Net interest (income) expense(2)	(4,940)	6,209
Acquisition-related compensation(4)	157	157
Transaction-related costs(5)	(17)	64
Restructuring(6)	3,688	1,210
Litigation provisions(7)	—	7,788
Gain on sale of business(8)	(2,091)	—
Income tax expense	1,820	1,305

Adjusted EBITDA	17,523	15,876
(1)These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors, and cash related payroll taxes given that they are directly attributable to share-based compensation; they can include estimates and are therefore subject to change. For the three months ended June 30, 2026, share-based compensation expense was $11,795 (June 2025 - expense of $12,963), and related payroll taxes were an expense of $864 (June 2025 - expense of $1,006). These amounts are included in direct cost of revenues, general and administrative expenses, research and development expenses, and sales and marketing expenses (see note 7 of the unaudited condensed interim consolidated financial statements for additional details).
(2)In connection with the accounting standard IFRS 16 - Leases, for the three months ended June 30, 2026, net loss includes depreciation of $1,261 related to right-of-use assets, interest expense of $313 on lease liabilities, and excludes an amount of $1,714 relating to rent expense ($1,188, $274, and $2,059, respectively, for the three months ended June 30, 2025).
(3)These non-cash gains and losses relate to foreign exchange translation.
(4)These costs represent a portion of the consideration paid to acquired businesses that is contingent upon the ongoing employment obligations for certain key personnel of such acquired businesses, and/or on certain performance criteria being achieved.
(5)These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings, acquisitions, divestitures, and other similar strategic transactions that would otherwise not have been incurred. These costs are included in general and administrative expenses.
(6)We implemented a reorganization to streamline the Company's operating model while continuing to focus on profitable growth. The expenses associated with reorganization initiatives were recorded as a restructuring charge (see note 14 of the unaudited condensed interim consolidated financial statements for additional details).
(7)These amounts represent provisions taken, settlement amounts and other costs, such as legal fees, incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnifications. These amounts are included in general and administrative expenses (see note 14 of the unaudited condensed interim consolidated financial statements for additional details).
(8)This represents the gain recognized on the divestiture of the Company's Upserve U.S. hospitality product line, completed through the sale of Provide Holdings Inc. on April 28, 2026. This amount is included in the gain on sale of business line in the unaudited condensed interim consolidated financial statements (see note 4 of the unaudited condensed interim consolidated financial statements for additional details).
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Adjusted Income and Adjusted Income per Share - Basic and Diluted
Adjusted Income is defined as net loss excluding amortization of intangibles, as adjusted for share-based compensation and related payroll taxes, compensation expenses relating to acquisitions completed, transaction-related costs, restructuring, litigation provisions, deferred income tax expense (recovery), goodwill impairment and gains and losses on the sale of businesses. We use this measure as we believe excluding amortization of intangibles and certain other non-cash or non-operational expenditures provides a helpful supplementary indicator of our business performance as it allows for more accurate comparability across periods. Adjusted Income per Share - Basic and Diluted is defined as Adjusted Income divided by the weighted average number of Common Shares outstanding - basic and diluted. We use Adjusted Income per Share - Basic and Diluted to provide a helpful supplemental indicator of the performance of our business on a per share (basic and diluted) basis. The following table reconciles net loss to Adjusted Income for the periods indicated:

	Three months ended June 30,

(In thousands of US dollars, except number of shares and per share amounts)	2026	2025
	$	$

Net loss	(2,421)	(49,567)
Share-based compensation and related payroll taxes(1)	12,659	13,969
Amortization of intangible assets	5,436	34,681
Acquisition-related compensation(2)	157	157
Transaction-related costs(3)	(17)	64
Restructuring(4)	3,688	1,210
Litigation provisions(5)	—	7,788
Gain on sale of business(6)	(2,091)	—
Deferred income tax recovery	—	(386)

Adjusted Income	17,411	7,916

Weighted average number of Common Shares outstanding – basic and diluted(7)	138,206,060	140,818,891

Net loss per share – basic and diluted	(0.02)	(0.35)
Adjusted Income per Share – Basic and Diluted	0.13	0.06
(1)These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors, and cash related payroll taxes given that they are directly attributable to share-based compensation; they can include estimates and are therefore subject to change. For the three months ended June 30, 2026, share-based compensation expense was $11,795 (June 2025 - expense of $12,963), and related payroll taxes were an expense of $864 (June 2025 - expense of $1,006). These amounts are included in direct cost of revenues, general and administrative expenses, research and development expenses, and sales and marketing expenses (see note 7 of the unaudited condensed interim consolidated financial statements for additional details).
(2)These costs represent a portion of the consideration paid to acquired businesses that is contingent upon the ongoing employment obligations for certain key personnel of such acquired businesses, and/or on certain performance criteria being achieved.
(3)These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings, acquisitions, divestitures, and other similar strategic transactions that would otherwise not have been incurred. These costs are included in general and administrative expenses.
(4)We implemented a reorganization to streamline the Company's operating model while continuing to focus on profitable growth. The expenses associated with reorganization initiatives were recorded as a restructuring charge (see note 14 of the unaudited condensed interim consolidated financial statements for additional details).
(5)These amounts represent provisions taken, settlement amounts and other costs, such as legal fees, incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnifications. These amounts are included in general and administrative expenses (see note 14 of the unaudited condensed interim consolidated financial statements for additional details).
(6)This represents the gain recognized on the divestiture of the Company's Upserve U.S. hospitality product line, completed through the sale of Provide Holdings Inc. on April 28, 2026. This amount is included in the gain on sale of business line in the unaudited condensed interim consolidated financial statements (see note 4 of the unaudited condensed interim consolidated financial statements for additional details).
(7)For the three months ended June 30, 2026 and 2025, because the impact of including potentially-dilutive shares in the weighted average number of Common Shares outstanding - basic and diluted would not result in a change in the Adjusted Income per Share -
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Basic and Diluted, the weighted average number of Common Shares outstanding - basic and diluted was not adjusted to include the potentially-dilutive shares.
Adjusted Free Cash Flow
Adjusted Free Cash Flow is defined as cash flows from (used in) operating activities as adjusted for the payment of amounts related to capitalized internal development costs, the payment of amounts related to acquiring property and equipment and certain cash inflows and outflows associated with merchant cash advances. We use this measure as we believe including or excluding certain inflows and outflows provides a helpful supplemental indicator to investors of the Company's ability to generate cash flows. The following table reconciles cash flows from (used in) operating activities to Adjusted Free Cash Flow for the periods indicated:

	Three months ended June 30,

(In thousands of US dollars)	2026	2025
	$	$

Cash flows from operating activities	115	12,396
Capitalized internal development costs(1)	(16,171)	(10,515)
Additions to property and equipment(2)	(1,708)	(1,804)
Merchant cash advances, net(3)	13,335	(1,793)

Adjusted Free Cash Flow	(4,429)	(1,716)
(1)These amounts represent the cash outflow associated with capitalized internal development costs. These amounts are included within the cash flows from (used in) investing activities section of the unaudited condensed interim consolidated statements of cash flows. If these costs were not capitalized as an intangible asset, they would be part of our cash flows from (used in) operating activities.
(2)These amounts represent cash outflows associated with the purchase of property and equipment. These amounts are included within the cash flows from (used in) investing activities section of the unaudited condensed interim consolidated statements of cash flows.
(3)These amounts represent cash outflows, including the principal advanced, and cash inflows, including the repayment of principal, in respect of merchant cash advances.
Total Revenue at Constant Currency and Total Revenue Growth Rate at Constant Currency
Total Revenue at Constant Currency is defined as total revenue adjusted for the impact of foreign currency exchange fluctuations. We believe this measure provides a helpful supplemental indicator on comparable total revenue growth by removing the effect of changes in foreign currency exchange rates year-over-year to aid investors to better understand our performance. Total Revenue Growth Rate at Constant Currency is defined as the year-over-year change in Total Revenue at Constant Currency divided by reported total revenue in the prior period. We believe this ratio provides a helpful supplemental indicator on comparable total revenue growth by removing the effect of changes in foreign currency exchange rates year-over-year to aid investors to better understand our performance. The following table reconciles total revenue to Total Revenue at Constant Currency for the periods indicated:
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Three months ended June 30,

(In thousands of US dollars, except percentages)	$

2025 Total revenue as reported	304,942

2026 Total revenue as reported	322,704
Foreign currency exchange impact on total revenue(1)	(4,973)

Total Revenue at Constant Currency	317,731

Total revenue growth rate	5.8%
Total Revenue Growth Rate at Constant Currency	4.2%

(1)Current revenue in currencies other than US dollars is converted into US dollars using the average monthly exchange rates from the corresponding months in the prior fiscal year rather than the actual exchange rates in effect during the current period.
Outlook
A discussion of management's expectations as to the Company's outlook for the three months ending September 30, 2026 and fiscal year ending March 31, 2027 is contained in the Company's press release dated July 30, 2026 under the heading "Financial Outlook". The press release is available on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov. Information contained in, or otherwise accessed through, such press release is not deemed part of this MD&A and such press release and information is not incorporated by reference herein.
Summary of Factors Affecting our Performance
We believe that the growth and future success of our business depends on many factors, including those described below. While each of these factors presents significant opportunities for our business, they also pose important challenges, some of which are discussed below, in the "Risk Factors" section of our most recent Annual Information Form, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which can be found on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.
Market Adoption of our Platform
We intend to continue to drive adoption of our platform by scaling our solutions to meet the needs of both new and existing customers, with our focus being on complex customers, particularly retail customers in North America and hospitality customers in Europe. We believe that there is significant potential to increase penetration among retail customers in North America and hospitality customers in Europe as these are the markets in which we believe we have the strongest product-market fit. We plan to do this by further developing our products and services, further enhancing our customer experience, embedding ourselves up and down the supply chain within the ecosystem of verticals as well as continuing to invest in go-to-market strategies tailored to attract new businesses to our platform. We plan to continue to invest in our platform to drive market adoption, particularly with retail customers in North America and hospitality customers in Europe, and our operating cash flows may fluctuate and our profitability may be impacted as we make these investments. Our market is large, evolving, highly-fragmented, competitive and has low barriers to entry in many of the countries in which we operate. Our competitors range from large, well-established vendors to smaller, earlier-stage ones. Competition has intensified in our industry and we expect it to continue to intensify in the future, particularly as industry consolidation occurs and as large, well-established vendors increasingly service more complex customers and shift their focus to in-person shopping and services. We are focused on selling our flagship products in certain key verticals, verticals in which we have the strongest product-market fit, as we believe these core offerings reduce complexity, help improve go-to-market momentum and help deliver stronger performance.
Customer Adoption of our Payments Solutions
We believe that our payments solutions will continue to be an important part of our business as we continue to increase their adoption throughout our customer base. Our payments solutions are designed to be transparent and easy to understand, and we have priced our solutions at market competitive rates. We continue to see adoption of our payment processing solutions, which are one of the largest drivers of revenue growth for the Company. As a significant proportion of our revenue is generated from our payments solutions, we believe that while our total revenues may grow, our gross margins will be impacted by the lower gross
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margin profile of our transaction-based revenue stream relative to the higher gross margin profile of our subscription revenue stream. We began selling our POS and payments solutions together as one unified offering at the beginning of Fiscal 2024 and have increased our payments penetration as a result. We believe unified payments results in the best experience for customers by improving consistency and reliability, streamlining support and billing, and enhancing opportunities for them to avail themselves of innovative product functionality. In connection with our unified payments offering, we continue to support our customers with free hardware and implementation and competitive rates. As a result of this initiative, we generally require our eligible new and existing customers to adopt our payments solutions. While we believe that offering a complete all-in-one platform that includes payment processing functionality along with all the other functionality of our platform offers our customers significant advantages over separate POS solutions, some potential or existing customers may not desire to use our payment processing services or to switch from their existing payment processing vendors. We are limited in our ability to switch certain customers to our unified payments solution by virtue of the terms and conditions of partnerships we have with third party payments processors. Further, our third party partners have in the past and may in the future allege that we have improperly engaged with certain customers or otherwise breached our contractual obligations to them. Any such allegations could damage our reputation and brand and further expose us to a risk of litigation or other liabilities, which are costly, time consuming, distracting to management and adversely affect our ability to successfully sell our POS and payments solutions together as one unified offering.
Cross-selling and Up-selling with Existing Customers
Our existing customers represent a significant opportunity to cross-sell and up-sell products and services with significantly lower sales and marketing expense. We use a "land, onboard and expand" approach, with many of our customers initially deploying our platform for a specific use case. Once they realize the benefits and wide functionality of our platform, they can expand the number of use cases including services such as Lightspeed Advanced Insights and Lightspeed Capital. We plan to continually make targeted investments in product development, and in sales and marketing, to add more solutions to our platform and to increase the usage and awareness of our solutions. Such investments include improvements to Lightspeed Wholesale, building upon its existing foundation to enable a more seamless inventory ordering process straight from our merchants’ POS. We're further developing its capabilities to provide brands with more actionable data insights on consumers and trends to optimize manufacturing and distribution. We are also focused on expanding our catalog content across both new and existing verticals, streamlining the process for retailers to manage their store data and simplify operational tasks. Additionally, we plan to invest in and adopt innovative solutions and practices. Our future revenue growth and our ability to achieve and maintain profitability are dependent upon our ability to maintain existing customer relationships and to continue to expand our customers’ use of our comprehensive suite of solutions. Customer experience, retention and expansion of the suite of solutions will be particularly important drivers for our customers.
Pricing Decisions and Initiatives
We generate revenue primarily from the sale of cloud-based software subscriptions and our payments solutions. We offer pricing plans designed to meet the needs of our current and prospective customers that enable Lightspeed solutions to scale with SMBs as they grow. Our subscription plans vary from monthly plans to one-year and multi-year terms. We have changed our pricing models from time to time and expect to do so in the future. See the risk factor in our Annual Information Form titled "Our pricing and packaging decisions may fail to generate expected results and may adversely affect our ability to attract new merchants and retain existing merchants" for more information on the risks related to our pricing decisions and initiatives.
Use of Artificial Intelligence and Machine Learning in our Solutions and Operations
We, and many of our partners and suppliers, have and will continue to incorporate artificial intelligence, or AI, solutions into our operations and solutions from time to time to create operational efficiencies and enhance our product offering, and our results of operations may be affected by our success in doing so. As with many disruptive innovations, AI presents not only opportunities, but also risks and challenges that could affect its further development, adoption, and utilization, and therefore affect our business. If the content, recommendations or analyses that AI applications assist in producing are or are alleged to be deficient or inaccurate, we could be subject to competitive risks, potential legal or financial liability, and reputational harm. Our use of AI applications may result in cybersecurity or privacy incidents, and the availability of frontier AI-powered exploits may increase cybersecurity risk. Any such incidents related to our use of AI applications could adversely affect our business. In addition, AI may present emerging ethical issues. If our use of AI becomes controversial, we may experience reputational harm or other liabilities. Further, given the nascence of AI, factors that may impact AI, such as government regulations and market demand, are uncertain, and we may be unsuccessful in our product development efforts.
Our ability to continue to develop or use such AI solutions is dependent on access to specific third-party software and infrastructure, such as third-party artificial intelligence models and processing hardware, and we cannot control the availability or
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pricing of such third-party software and infrastructure, especially in a highly competitive environment. If these third-party AI providers decline to partner with us, refuse to provide or continue access on acceptable terms, or if we cannot maintain technical interoperability, we could experience disruptions to our AI offerings, incur significant re-engineering costs, or fail to deliver these features effectively or at a competitive cost, which could adversely affect our business, financial condition and results of operations. Developing, testing, and deploying these AI solutions may also increase the cost profile of our products due to the level of investment needed to enable such initiatives, without a guaranteed or timely increase in revenue, which could adversely affect our business, financial condition, and results of operations.
Our competitors or other third parties may also incorporate AI into their products and operations. If they adopt the use of AI more quickly or more successfully than us, our ability to compete effectively may be impaired, which may adversely affect our business and results of operations. See the risk factor in our Annual Information Form titled "Development of AI and its integration with and into our solutions and operations presents risks and challenges to our business" for more information on the risks related to the use of artificial intelligence and machine learning in our solutions and operations.
Economic Conditions and Resulting Consumer Spending Trends
Our performance is subject to worldwide economic conditions and global events, including political, economic, social and environmental risks that may impact our operations or our customers’ operations. Such conditions and events have in the past and may in the future adversely affect consumer confidence, consumer spending, consumer discretionary income or changes in consumer purchasing habits. Deterioration in general economic conditions, including any rise in unemployment rates, inflation, tariffs and increases in interest rates, have adversely affected in the past and may in the future adversely affect consumer spending, consumer debt levels and payment card usage, and as a result, have adversely affected in the past and may in the future adversely affect our financial performance by reducing the number of transactions or average purchase amount of transactions processed using our payments solutions. Deterioration in general economic conditions may also cause financial institutions to restrict credit lines to cardholders or limit the issuance of new cards to mitigate cardholder credit concerns, which could also reduce the number or average purchase amount of transactions processed using our payments solutions. In addition, heightened tariffs and changes in trade policies may lead to increased costs for goods and services, which could reduce consumer purchasing power and discretionary spending. Many of the customers that use our platform are SMBs and many are also in the entrepreneurial stage of their development. SMBs may be disproportionately affected by the aforementioned economic conditions or economic downturns, especially if they sell discretionary goods. SMBs may also be disproportionately affected by other economic conditions, including labor shortages and global supply chain issues. SMBs frequently have limited budgets and may choose to allocate their spending to items other than our platform, especially in times of economic uncertainty or recessions. Economic, political and geopolitical uncertainties, including those related to foreign policy shifts in the U.S., Canada and Europe (including the impacts of tariffs, other trade conditions or protective government actions), global disruptions in shipping and energy costs, the continuing military conflict in the Middle East and Russia's invasion of Ukraine may further amplify such risks.
Economic downturns have and may continue to adversely impact retail and hospitality sales, which could result in us processing lower payments volumes and customers who use our platform going out of business or deciding to stop using our services in order to conserve cash. Moreover, our customers that run restaurants or customers in certain of our retail verticals operate in industries which are intensely competitive and subject to heightened exposure to economic conditions affecting consumer discretionary spending, resulting in overall risk and a rate of failure that are typically greater than for businesses generally.
Weakening economic conditions or uncertainty may also adversely affect third parties, including suppliers and partners, with whom we have entered into relationships and upon whom we depend in order to operate and grow our business. Uncertain and adverse economic conditions may also lead to increased write-offs of our trade receivables, and refunds and chargebacks or potential losses to our merchant cash advance program, any of which could adversely affect our business.
Scaling our Sales and Marketing Team
Our ability to achieve significant growth in future revenue will largely depend upon the effectiveness of our sales and marketing efforts globally. The majority of our sales and marketing efforts are accomplished in-house, and we believe the strength of our sales and marketing team is critical to our success. We have invested and intend to continue to invest meaningfully in improving the effectiveness and productivity of our sales force, including by making investments in training and enablement. To complement this strategy, we invest in outbound-led lead generation, particularly focusing on retail customers in North America and hospitality customers in Europe, and complex merchants and restaurateurs with high annual GTV. Our outbound-led lead generation involves the use of field sales teams and in-office outbound sales. As part of our transformation strategy, we have begun to enhance our go-to-market strategy with more targeted outbound efforts, field sales, local marketing expansion and investments intended to allow us to scale revenue with reduced dependency on scaling headcount. This includes the use of
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verticalized sales and marketing execution to help maximize efficiency and win customers, including deepening supplier integration in our target verticals for retail customers in North America. For hospitality customers in Europe, we have begun scaling field sales teams and local marketing to support growing lead volume.
Retaining and Motivating Qualified Personnel
Our future success depends, in part, on our ability to continue to attract and retain highly skilled personnel. Our ability to identify, hire, develop, motivate and retain qualified personnel will directly affect our ability to maintain and grow our business, and such efforts will require significant time, expense and attention. Our ability to continue to attract and retain highly skilled personnel, specifically employees with technical and engineering skills, employees with high levels of experience in designing and developing software and internet-related services, and employees with skills in emerging technologies such as artificial intelligence, will be critical to our future success and demand and competition for such talent is high. We are also substantially dependent on our direct sales force to obtain new customers and increase sales to existing customers, including with respect to our outbound go-to-market motion for retail customers in North America and field sales motion for hospitality customers in Europe. There is significant competition for sales personnel with the skills and technical knowledge that we require. Our ability to achieve revenue growth will depend, in large part, on our success in recruiting, training, and retaining a sufficient number of sales personnel to support our growth. While we have in the past issued, and intend to continue to issue, equity awards as key components of our overall compensation, employee attraction and retention efforts, we are required under IFRS Accounting Standards to recognize share-based compensation expense in our operating results for employee share-based compensation under our equity grant programs which, among other factors, may increase the pressure to limit share-based compensation. Further, certain restrictions pursuant to our equity award plans limit the amount of equity awards we may grant which may require us to offer alternative forms of compensation. See the risk factor in our Annual Information Form titled "If we are unable to hire, retain and motivate qualified personnel, our business will suffer" for more information.
Seasonality
We believe our transaction-based revenues will continue to represent a significant proportion of our overall revenue mix as a result of customer adoption of our payments solutions, and we expect seasonality of our quarterly results to continue. We expect our overall revenue to continue to be correlated to our GPV. While we have observed seasonality for certain prior quarters, historical patterns in our business have not always been and may not in the future be a reliable indicator for our future performance.
Foreign Currency
Exchange rate fluctuations may negatively affect our results of operations. Our presentation and functional currency is the U.S. dollar. Even though we derive the largest portion of our revenues in U.S. dollars and the largest portion of our expenses in U.S. dollars, a portion of our revenues and expenses are also derived in foreign currencies. As a result, exchange rate fluctuations have and may in the future continue to negatively affect our revenue as our software subscriptions are generally billed in the local currency of the country in which the customer is located, and the underlying GTV and GPV (from which we earn transaction-based revenue) is also expected to be denominated in local currency. To the extent that we have significant revenues denominated in foreign currencies, any strengthening of the U.S. dollar would reduce our revenues as measured in U.S. dollars. Our head office and a significant portion of our employees are located in Canada, along with additional presence in the United States, Europe, Australia and New Zealand. In addition to U.S. dollars, a large amount of our expenses are incurred in Canadian dollars and Euros with a smaller proportion of expenses incurred in other foreign currencies. As a result, our expenses may be adversely impacted by a decrease in the value of the U.S. dollar relative to these currencies but primarily the Canadian dollar and the Euro.

We have a hedging program to mitigate the impact of foreign currency fluctuations on future cash flows and expenses by entering into foreign exchange forward contracts which we have designated as cash flow hedges. Our currency pair used for cash flow hedges is U.S. dollar / Canadian dollar. Our hedging program does not mitigate the impact of foreign currency fluctuations on our revenue. We do not have foreign exchange forward contracts in place with respect to all currencies in which we currently do business but may, from time to time, enter into additional foreign exchange forward contracts in respect of other foreign currencies. Currency hedging entails a risk of illiquidity and, to the extent that the applicable foreign currency fluctuates in value against the U.S. dollar, the use of hedges could result in losses greater than if the hedging had not been used. There can be no assurance that our hedging strategies, if any, will be effective in the future or that we will be able to enter into foreign exchange forward contracts on satisfactory terms. See the "Risk Factors" section of our most recent Annual Information Form, which can be found on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov, for a discussion on exchange rate fluctuations.
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Selective and Opportunistic Pursuit of Acquisitions and Strategic Opportunities
We have complemented our organic growth strategies by taking a targeted and opportunistic approach to acquisitions, identifying acquisition targets with a view to accelerating our product roadmap, increasing our market penetration, going deep into verticals and creating value for our shareholders. Throughout our history, we have accrued significant sales and marketing expertise, which we leverage to facilitate our continued expansion both organically and in integrating the companies we acquire.
We believe that we remain well-positioned to continue to grow organically and to selectively and opportunistically pursue new acquisitions, investments, divestitures and other strategic opportunities given our experience and scale. However, such acquisitions, investments, divestitures and strategic opportunities could divert management’s attention, result in operating difficulties due to a lack of timely and proper completion or integration, or otherwise disrupt our operations and adversely affect our business, operating results or financial position, regardless of whether such acquisitions, investments, divestitures or strategic opportunities are ultimately completed.
Key Components of Results of Operations
See Management's Discussion and Analysis in our Annual Report on Form 40-F for the year ended March 31, 2026 for details on the key components of results of operations.
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Results of Operations
The following table outlines our unaudited condensed interim consolidated statements of loss for the three months ended June 30, 2026 and 2025:

	Three months ended June 30,

(In thousands of US dollars, except per share amounts)	2026	2025
	$	$
Revenues
Subscription	95,372	90,862
Transaction-based	214,525	204,559
Hardware and other	12,807	9,521

Total revenues	322,704	304,942

Direct cost of revenues
Subscription	15,870	17,343
Transaction-based	145,974	144,703
Hardware and other	22,301	13,823

Total direct cost of revenues	184,145	175,869

Gross profit	138,559	129,073

Operating expenses
General and administrative	29,484	34,713
Research and development	31,856	32,425
Sales and marketing	72,338	67,880
Depreciation of property and equipment	1,725	1,635
Depreciation of right-of-use assets	1,261	1,188
Foreign exchange loss (gain)	246	(2,763)
Acquisition-related compensation	157	157
Amortization of intangible assets	5,436	34,681
Restructuring	3,688	1,210
Gain on sale of business	(2,091)	—

Total operating expenses	144,100	171,126

Operating loss	(5,541)	(42,053)

Net interest income (expense)	4,940	(6,209)

Loss before income taxes	(601)	(48,262)

Income tax expense (recovery)
Current	1,820	1,691
Deferred	—	(386)

Total income tax expense	1,820	1,305

Net loss	(2,421)	(49,567)

Net loss per share – basic and diluted	(0.02)	(0.35)
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The following table outlines share-based compensation and the related payroll taxes associated with these expenses included in the results of operations for the three months ended June 30, 2026 and 2025:

	Three months ended June 30,

(In thousands of US dollars)	2026	2025
	$	$

Direct cost of revenues	519	301
General and administrative	4,148	4,617
Research and development	5,664	5,039
Sales and marketing	2,328	4,012

Total share-based compensation and related payroll taxes(1)	12,659	13,969
(1) For the three months ended June 30, 2026, the share-based compensation expense was $11,795 (June 2025 - expense of $12,963), and the related payroll taxes were an expense of $864 (June 2025 - expense of $1,006).
Share-based compensation and related payroll taxes in the three months ended June 30, 2026 decreased 9% compared to the three months ended June 30, 2025, reflecting our disciplined approach to equity granting.
Results of Operations for the Three Months Ended June 30, 2026 and 2025
Revenues

	Three months ended June 30,

(In thousands of US dollars, except percentages)	2026	2025	Change	Change
	$	$	$	%

Revenues
Subscription	95,372	90,862	4,510	5.0
Transaction-based	214,525	204,559	9,966	4.9
Hardware and other	12,807	9,521	3,286	34.5

Total revenues	322,704	304,942	17,762	5.8

Percentage of total revenues
Subscription	29.6%	29.8%
Transaction-based	66.5%	67.1%
Hardware and other	3.9%	3.1%

Total	100%	100%
Subscription Revenue
Subscription revenue for the three months ended June 30, 2026 increased by $4.5 million or 5% as compared to the three months ended June 30, 2025, and subscription revenue organic5 growth was 8% year-over-year. The 5% increase was primarily due to sales of our flagship solutions, particularly to retail customers in North America and hospitality customers in Europe, partially offset by reduced subscription revenue as a result of the sale of Upserve.
5 Revenue organic represents, in a given period, the Company's revenue, adjusted so that where a divestiture occurs partway through the subsequent period, the divested business's contributions are included in the given period only to the extent of the same days in respect of which they are included in the subsequent period. The Upserve revenue from April 28, 2025 to March 31, 2026 includes approximately $14 million of transaction-based revenue for Fiscal 2026 related to payments solutions associated with Customer Locations that continue to be serviced by Lightspeed but following the divestiture of Upserve, is recognized on a net basis rather than a gross basis. This reclassification, which is reflected in the Upserve revenue figures used to calculate organic revenue growth, reduces reported revenue and cost of revenue by the same amount, with no impact on gross profit. The Company is providing these figures in order to provide greater comparability year-over-year taking into account the divestiture of Upserve.
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Transaction-based Revenue
Transaction-based revenue for the three months ended June 30, 2026 increased by $10.0 million or 5% as compared to the three months ended June 30, 2025, and transaction-based revenue organic5 growth was 20% year-over-year. The 5% increase was primarily due to continued adoption of our payments solutions as a result of our initiative to offer our POS and payments solutions together as one unified offering. We generally require our eligible new and existing customers to adopt our payments solutions. The increase in transaction-based revenue was also due to growth in our merchant cash advance program, partially offset by reduced transaction-based revenue as a result of the sale of Upserve.
Hardware & Other Revenue
Hardware and other revenue for the three months ended June 30, 2026 increased by $3.3 million or 35% as compared to the three months ended June 30, 2025 due primarily to more hardware being sold to customers in the current period.
Direct Cost of Revenues

	Three months ended June 30,

(In thousands of US dollars, except percentages)	2026	2025	Change	Change
	$	$	$	%

Direct cost of revenues
Subscription	15,870	17,343	(1,473)	(8.5)
Transaction-based	145,974	144,703	1,271	0.9
Hardware and other	22,301	13,823	8,478	61.3

Total direct costs of revenues	184,145	175,869	8,276	4.7

Percentage of revenue
Subscription	16.6%	19.1%
Transaction-based	68.0%	70.7%
Hardware and other	174.1%	145.2%

Total	57.1%	57.7%
Subscription Cost of Revenue
Subscription cost of revenue for the three months ended June 30, 2026 decreased by $1.5 million or 8% as compared to the three months ended June 30, 2025. Included in subscription cost of revenue for the three months ended June 30, 2026 is $0.3 million in share-based compensation expense and related payroll taxes, compared to an expense of $0.2 million in the three months ended June 30, 2025. When excluding share-based compensation and related payroll taxes, subscription cost of revenue decreased by $1.7 million driven by a decrease in salary and other employee-related costs of $1.3 million primarily due to intentional efforts to be more efficient, including optimization of headcount, a decrease in hosting costs of $0.6 million, and lower software and licensing costs of $0.2 million, in each case partially reflecting the sale of Upserve, offset by an increase in partner fees of $0.2 million and an increase in professional fees and other costs of $0.2 million.
Transaction-based Cost of Revenue
Transaction-based cost of revenue for the three months ended June 30, 2026 increased by $1.3 million or 1% as compared to the three months ended June 30, 2025. The increase was primarily driven by direct costs related to higher revenue from our payments solutions resulting from an increase in GPV primarily due to the increased adoption of our payments solutions compared to the three months ended June 30, 2025. This increase was partially offset by a reduction in transaction-based cost of revenue as a result of the sale of Upserve.
Hardware and Other Cost of Revenue
Hardware and other cost of revenue for the three months ended June 30, 2026 increased by $8.5 million or 61% as compared to the three months ended June 30, 2025. Included in hardware and other cost of revenue for the three months ended June 30, 2026
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and 2025 is $0.1 million of share-based compensation expense and related payroll taxes. When excluding share-based compensation and related payroll taxes, hardware and other cost of revenue increased by $8.4 million. This increase was driven primarily by an increase of $6.0 million in hardware costs primarily reflecting more hardware being sold to customers and incremental supply chain costs in the current period, partially offset by the sale of Upserve, as well as higher professional fees and other costs of $1.3 million and higher salary and other employee-related costs of $1.1 million. Hardware and other gross margin declined year-over-year, reflecting incremental supply chain costs, including higher sourcing and shipping costs, as well as discounts and incentives provided to encourage new business given the competitive nature of our industry and free hardware provided to assist customers in transitioning to our unified payments and POS offering. Hardware is generally discounted to facilitate the adoption of our other primary revenue streams.
Gross Profit

	Three months ended June 30,

(In thousands of US dollars, except percentages)	2026	2025	Change	Change
	$	$	$	%

Gross profit	138,559	129,073	9,486	7.3

Percentage of total revenues	42.9%	42.3%
Gross profit for the three months ended June 30, 2026 increased by $9.5 million or 7% compared to the three months ended June 30, 2025, and gross profit organic6 growth was 12% year-over-year. The 7% increase was primarily due to growth in our subscription and transaction-based revenue as a result of continued adoption of our flagship products and payments solutions as well as intentional efforts to be more efficient, including optimization of headcount, partially offset by the sale of Upserve. Gross profit as a percentage of revenue increased from 42% to 43% from the three months ended June 30, 2025 to the three months ended June 30, 2026. Gross profit as a percentage of revenue benefitted from growth in subscription revenue and in revenue from our merchant cash advance program, lower subscription cost of revenue and improved margins on transaction-based revenue. These benefits were partially offset by lower margins on hardware and other revenue.
Operating Expenses
General and Administrative

	Three months ended June 30,

(In thousands of US dollars, except percentages)	2026	2025	Change	Change
	$	$	$	%

General and administrative	29,484	34,713	(5,229)	(15.1)

Percentage of total revenues	9.1%	11.4%
General and administrative expenses for the three months ended June 30, 2026 decreased by $5.2 million or 15% compared to the three months ended June 30, 2025. Included in general and administrative expenses for the three months ended June 30, 2026 is $4.1 million of share-based compensation expense and related payroll taxes, nil in transaction-related costs and nil in respect of provisions, settlements and other costs incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnification proceeds, compared to an expense of $4.6 million, $0.1 million and $7.8 million, respectively, in the three months ended June 30, 2025. When excluding share-based compensation and related payroll taxes, transaction-related costs and provisions, settlements and other costs incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnification proceeds, general and administrative expenses increased by $3.1 million. This increase was driven by an increase of $1.5 million in bad debt expense, which includes movements in our loss allowance and fair value movements related to uncollectible merchant cash advances, partially offset by a reduction resulting from the sale of Upserve. The bad debt expense has increased in line with the accelerated growth in principal issued for our merchant cash advance program. The increase was also driven by an increase of $1.3 million related to professional fees and other expenses, and an increase of $0.8 million in software
6 Gross profit organic represents, in a given period, the Company's gross profit, adjusted so that where a divestiture occurs partway through the subsequent period, the divested business's contributions are included in the given period only to the extent of the same days in respect of which they are included in the subsequent period. The Company is providing these figures in order to provide greater comparability year-over-year taking into account the divestiture of Upserve.
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and licensing costs. The increase was partially offset by a decrease of $0.3 million in salary and other employee-related costs, and a decrease of $0.2 million in D&O insurance. Our general and administrative expenses as a percentage of revenue decreased from 11% to 9% from the three months ended June 30, 2025 to the three months ended June 30, 2026 driven by growth in revenue as well as intentional cost control initiatives and finding efficiencies across the Company.
Research and Development

	Three months ended June 30,

(In thousands of US dollars, except percentages)	2026	2025	Change	Change
	$	$	$	%

Research and development	31,856	32,425	(569)	(1.8)

Percentage of total revenues	9.9%	10.6%
Research and development expenses for the three months ended June 30, 2026 decreased by $0.6 million or 2% compared to the three months ended June 30, 2025. Included in research and development expenses for the three months ended June 30, 2026 is $5.7 million of share-based compensation expense and related payroll taxes compared to an expense of $5.0 million in the three months ended June 30, 2025. When excluding share-based compensation and related payroll taxes, research and development expenses decreased by $1.2 million driven by a decrease of $2.6 million of professional fees, partially offset by an increase of $0.8 million in salary and other employee-related costs, which is net of a $0.4 million reduction from the sale of Upserve, as well as higher hosting costs of $0.4 million and higher software and licensing costs of $0.2 million. Our research and development costs as a percentage of revenue decreased from 11% to 10% from the three months ended June 30, 2025 to the three months ended June 30, 2026.
Sales and Marketing

	Three months ended June 30,

(In thousands of US dollars, except percentages)	2026	2025	Change	Change
	$	$	$	%

Sales and marketing	72,338	67,880	4,458	6.6

Percentage of total revenues	22.4%	22.3%
Sales and marketing expenses for the three months ended June 30, 2026 increased by $4.5 million or 7% as compared to the three months ended June 30, 2025. Included in sales and marketing expenses for the three months ended June 30, 2026 is $2.3 million of share-based compensation expense and related payroll taxes compared to an expense of $4.0 million in the three months ended June 30, 2025. When excluding share-based compensation and related payroll taxes, sales and marketing expenses increased by $6.1 million driven by a $6.3 million increase related to salary and other employee-related costs, which is net of a $0.4 million reduction from the sale of Upserve, as well as an increase of $1.1 million in other spend in sales and marketing, including marketing acquisition and growth spend, reseller commissions, branding and trade shows, which is also net of a reduction from the sale of Upserve. The increase was also driven by an increase in software and licensing costs of $0.7 million, partially offset by a decrease of $2.0 million in professional fees and other expenses. Our sales and marketing costs as a percentage of revenue remained consistent at 22% from the three months ended June 30, 2025 to the three months ended June 30, 2026.
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Depreciation

	Three months ended June 30,

(In thousands of US dollars, except percentages)	2026	2025	Change	Change
	$	$	$	%

Depreciation of property and equipment	1,725	1,635	90	5.5
Depreciation of right-of-use assets	1,261	1,188	73	6.1

	2,986	2,823	163	5.8

Percentage of total revenues	0.9%	0.9%
Depreciation of property and equipment for the three months ended June 30, 2026 increased by $0.1 million or 6% as compared to the three months ended June 30, 2025. The increase in the depreciation of property and equipment is impacted by additions to property and equipment throughout the last 12 months partially offset by fully depreciated fixed assets. The increase in the depreciation of right-of-use assets of $0.1 million or 6% is impacted by the signing of new lease commitments in the last 12 months partially offset by lease terminations.
Foreign Exchange Loss (Gain)

	Three months ended June 30,

(In thousands of US dollars, except percentages)	2026	2025	Change	Change
	$	$	$	%

Foreign exchange loss (gain)	246	(2,763)	3,009	(108.9)

Percentage of total revenues	0.1%	(0.9)%
The Company realized a foreign exchange loss for the three months ended June 30, 2026 compared to a gain for the three months ended June 30, 2025. Foreign exchange gains and losses arise as we have financial assets and liabilities outstanding in currencies other than the U.S. dollar, our functional currency. Items included in our results are measured in U.S. dollars and foreign currency transactions are translated into U.S. dollars using the exchange rates prevailing at the date of the transactions or when items are re-measured with resulting gains and losses subsequently recognized.
Acquisition-related Compensation

	Three months ended June 30,

(In thousands of US dollars, except percentages)	2026	2025	Change	Change
	$	$	$	%

Acquisition-related compensation	157	157	—	0.0

Percentage of total revenues	0.0%	0.1%
Acquisition-related compensation expense for the three months ended June 30, 2026 remained consistent to the three months ended June 30, 2025. The acquisition-related compensation is due to the deferred compensation from a tuck-in business acquisition completed in Fiscal 2025. This acquisition-related compensation is not included in the total purchase consideration, but rather is treated as an acquisition-related compensation expense for post-combination services.
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Amortization of Intangible Assets

	Three months ended June 30,

(In thousands of US dollars, except percentages)	2026	2025	Change	Change
	$	$	$	%

Amortization of intangible assets	5,436	34,681	(29,245)	(84.3)

Percentage of total revenues	1.7%	11.4%
Amortization of intangible assets for the three months ended June 30, 2026 decreased by $29.2 million or 84% as compared to the three months ended June 30, 2025. The decrease in amortization was primarily due to the acquired software technologies and customer relationships being fully amortized during Fiscal 2026.
Restructuring

	Three months ended June 30,

(In thousands of US dollars, except percentages)	2026	2025	Change	Change
	$	$	$	%

Restructuring	3,688	1,210	2,478	204.8

Percentage of total revenues	1.1%	0.4%
We implemented a reorganization to streamline the Company's operating model while continuing to focus on profitable growth. The expenses associated with reorganization initiatives were recorded as a restructuring charge. The restructuring expense consists primarily of cash severance costs.
Gain on Sale of Business

	Three months ended June 30,

(In thousands of US dollars, except percentages)	2026	2025	Change	Change
	$	$	$	%

Gain on sale of business	(2,091)	—	(2,091)	100.0

Percentage of total revenues	(0.6)%	0.0%
On April 28, 2026, we sold all of the issued and outstanding capital stock of Provide Holdings Inc., which includes Upserve, to an affiliate of Skyview Equity ("Skyview") for $44.0 million in cash consideration and up to $37.0 million in contingent consideration. For the $44.0 million of cash consideration, $20.0 million was paid in cash upon closing, and $22.0 million is evidenced by a senior secured bridge promissory note bearing interest at 8% per annum on a paid-in-kind basis, with an initial maturity of 90 days from closing. The promissory note includes options to extend for up to two additional 30-day periods, each subject to certain conditions being satisfied including payment of an extension fee. In July 2026, the counterparty exercised the first such extension, extending the maturity of the promissory note for an additional 30-day period. The promissory note is secured by substantially all assets of the sold entities. The remaining $2.0 million of cash consideration is due to be paid within 9 months of closing. An estimated working capital adjustment of $0.2 million was also paid upon closing. This amount remains subject to a post-closing working capital adjustment, in respect of which a receivable of $0.3 million was recognized as at June 30, 2026. The contingent consideration of up to $37.0 million shall be paid over two measurement periods ending March 31, 2027 and March 31, 2028 based on the achievement of EBITDA targets as defined in the purchase agreement. The fair value of the contingent consideration was estimated at $10.4 million. See note 4 of the unaudited condensed interim consolidated financial statements for further details. In connection with the transaction, the parties entered into transition services agreements at closing
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to facilitate the orderly transition of operations. The sale resulted in a gain of $2.1 million for the three months ended June 30, 2026. There was no comparable transaction in the prior year period.
Other Income (Expense)

	Three months ended June 30,

(In thousands of US dollars, except percentages)	2026	2025	Change	Change
	$	$	$	%

Net interest income (expense)	4,940	(6,209)	11,149	(179.6)

Percentage of total revenues	1.5%	(2.0)%
Net interest income (expense) is primarily comprised of interest income of $4.9 million earned on cash and cash equivalents during the three months ended June 30, 2026 and a gain of $0.3 million from the change in fair value of the share repurchase liability, related to the automatic share purchase plan ("ASPP") pursuant to our normal course issuer bid ("NCIB"), offset by interest expense of $0.3 million primarily related to interest on lease liabilities for the three months ended June 30, 2026. Net interest income (expense) for the three months ended June 30, 2026 increased by $11.1 million compared to the three months ended June 30, 2025. The increase was primarily due to a gain of $0.3 million from the change in the fair value of the share repurchase liability in the three months ended June 30, 2026 as compared to a loss of $11.8 million in the three months ended June 30, 2025, in each case related to the ASPP under the respective NCIB programs. This was partially offset by a decrease of $0.9 million in interest income due to lower interest income in the three months ended June 30, 2026 on cash and cash equivalents related to a lower cash balance as compared to the prior comparable period.
Income Taxes

	Three months ended June 30,

(In thousands of US dollars, except percentages)	2026	2025	Change	Change
	$	$	$	%

Income tax expense (recovery)
Current	1,820	1,691	129	7.6
Deferred	—	(386)	386	(100.0)

Total income tax expense	1,820	1,305	515	39.5

Percentage of total revenues
Current	0.6%	0.6%
Deferred	0.0%	(0.1)%

Total	0.6%	0.4%
For the three months ended June 30, 2026 and 2025, we recorded an income tax expense of $1.8 million and $1.3 million, respectively. The increase of $0.5 million was driven by an increase in current income tax expense of $0.1 million and a decrease in deferred income tax recovery of $0.4 million. The increase of $0.1 million in the current income tax expense primarily relates to the increase in taxable income in certain jurisdictions. The decrease of $0.4 million in deferred income tax recovery primarily relates to the recognition of tax losses to cover the deferred tax on unrealized gains recognized in other comprehensive income in the three months ended June 30, 2025.
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Key Balance Sheet Information

(In thousands of US dollars)	June 30, 2026	March 31, 2026
	$	$

Cash and cash equivalents	372,136	453,906

Total assets	1,589,101	1,665,222

Total liabilities	199,392	182,070

Total long-term liabilities	16,896	16,961
Total Assets
June 30, 2026 Compared to March 31, 2026
Total assets decreased by $76.1 million or 5% from March 31, 2026 to June 30, 2026 with cash and cash equivalents accounting for $81.8 million of the decrease, primarily due to $65.6 million in cash used to repurchase and cancel shares under the NCIB and $21.1 million in cash used to repurchase shares for settlement of non-treasury RSUs and PSUs, partially offset by positive cash flows from investing activities due to the sale of Upserve. Goodwill accounted for $36.1 million of the decrease, primarily due to the sale of Upserve. Merchant cash advances, other current assets, and property and equipment also accounted for $2.0 million, $1.0 million, and $0.1 million of the decrease, respectively. The decrease in total assets was partially offset by an increase in trade and other receivables of $24.3 million primarily due to a $24.6 million increase in consideration receivable on the sale of Upserve, and an increase in research and development tax credits receivable of $0.2 million, partially offset by a decrease in accrued interest and other receivables of $0.3 million and a decrease in trade receivables net of allowance for expected credit losses of $0.2 million. Intangibles further offset the decrease by $10.7 million due to capitalized internal development costs. Other long-term assets accounted for $8.2 million of the offset primarily due to an increase in contingent consideration in relation to the sale of Upserve, partially offset by a decrease in contract assets and prepaid expenses and deposits. Inventory and right-of-use assets also accounted for $1.3 million and $0.2 million of the offset, respectively.
Total Liabilities
June 30, 2026 Compared to March 31, 2026
Total liabilities increased by $17.3 million or 10% from March 31, 2026 to June 30, 2026, driven by an increase in current liabilities of $17.4 million, partially offset by a decrease in long-term liabilities of $0.1 million. The drivers of the increase in current liabilities include an increase in accounts payable and accrued liabilities of $16.3 million, which includes an increase in share repurchase liability of $14.3 million, an increase in trade payables and trade accruals of $5.6 million, an increase in provisions and other payables of $1.7 million, an increase in accrued payroll taxes on share-based compensation of $0.4 million, and an increase in sales tax payable of $0.4 million, partially offset by a decrease in accrued compensation and benefits of $6.2 million. Income taxes payable and deferred revenue also accounted for $0.7 million and $0.4 million of the increase, respectively. The driver of the decrease in long-term liabilities was a decrease in lease liabilities of $0.3 million, partially offset by an increase in other long-term liabilities of $0.2 million.
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Quarterly Results of Operations
The following table sets forth selected quarterly consolidated statements of operations data for each of the eight quarters ended June 30, 2026. This data should be read in conjunction with our audited annual consolidated financial statements and the notes related thereto. These quarterly operating results are not necessarily indicative of our operating results for a full year or any future period.

	Three months ended
(In thousands of US dollars, except per share amounts)	Sept. 30, 2024	Dec. 31, 2024	Mar. 31, 2025	Jun. 30, 2025	Sept. 30, 2025	Dec. 31, 2025	Mar. 31, 2026	Jun. 30, 2026
	$	$	$	$	$	$	$	$

Revenues	277,182	280,134	253,419	304,942	318,963	312,346	290,795	322,704
Direct cost of revenues	162,899	164,260	141,579	175,869	183,800	178,769	161,686	184,145

Gross profit	114,283	115,874	111,840	129,073	135,163	133,577	129,109	138,559

Operating expenses
General and administrative	31,247	29,459	22,577	34,713	29,100	29,575	23,133	29,484
Research and development	30,520	32,148	30,196	32,425	32,694	33,189	28,022	31,856
Sales and marketing	65,681	54,012	58,081	67,880	70,342	68,464	74,209	72,338
Depreciation of property and equipment	1,853	1,891	1,622	1,635	1,697	1,792	1,726	1,725
Depreciation of right-of-use assets	1,369	1,218	1,239	1,188	1,292	1,306	1,302	1,261
Foreign exchange loss (gain)	(1,337)	2,514	(668)	(2,763)	235	571	411	246
Acquisition-related compensation	52	157	157	157	157	157	156	157
Amortization of intangible assets	22,612	22,105	20,820	34,681	34,681	34,781	34,681	5,436
Restructuring	164	6,368	1,430	1,210	1,622	1,381	1,419	3,688
Gain on sale of business	—	—	—	—	—	—	—	(2,091)
Goodwill impairment	—	—	556,440	—	—	—	—	—

Total operating expenses	152,161	149,872	691,894	171,126	171,820	171,216	165,059	144,100

Operating loss	(37,878)	(33,998)	(580,054)	(42,053)	(36,657)	(37,639)	(35,950)	(5,541)
Net interest income (expense)	9,543	8,388	8,401	(6,209)	5,219	4,851	4,387	4,940

Loss before income taxes	(28,335)	(25,610)	(571,653)	(48,262)	(31,438)	(32,788)	(31,563)	(601)

Income tax expense (recovery)
Current	1,692	867	4,136	1,691	1,116	1,117	4,580	1,820
Deferred	(372)	109	154	(386)	146	(327)	(7,576)	—

Total income tax expense (recovery)	1,320	976	4,290	1,305	1,262	790	(2,996)	1,820

Net loss	(29,655)	(26,586)	(575,943)	(49,567)	(32,700)	(33,578)	(28,567)	(2,421)

Net loss per share – basic and diluted	(0.19)	(0.17)	(3.79)	(0.35)	(0.24)	(0.24)	(0.20)	(0.02)
Revenues
Our total quarterly revenue increased successively across the periods presented (except for the three months ended March 31, 2025, the three months ended December 31, 2025, and the three months ended March 31, 2026) mainly due to increases in subscription and transaction-based revenue from existing and new customers, including increased adoption of our payments solutions and our flagship solutions. The decrease in revenues in the three months ended March 31, 2025 and March 31, 2026 was primarily due to the impact of seasonality on our revenues as transaction-based revenue comprises a large proportion of our revenue mix. For retail, the three months ended December 31 is historically our seasonally strongest quarter for GTV due to the holiday season. For hospitality, the three months ended September 30 is historically our seasonally strongest quarter for GTV. The three months ended March 31 is historically our weakest GTV quarter for both retail and hospitality, contributing to the decline in our revenues for the three months ended March 31, 2025 compared to the three months ended December 31, 2024, and the three months ended March 31, 2026 compared to the three months ended December 31, 2025. The decrease in revenues in the three
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months ended December 31, 2025 compared to the three months ended September 30, 2025 was primarily due to a reduction in transaction-based revenue resulting from the different seasonal profiles of our retail and hospitality merchants.
Direct Cost of Revenues
Our total quarterly direct cost of revenues increased successively across the periods presented (except for the three months ended March 31, 2025, the three months ended December 31, 2025, and the three months ended March 31, 2026). In general, increases from period to period are primarily due to increased costs associated with supporting an increase in the number of customers on our payments solutions given the higher direct costs associated with transaction-based revenues. The decrease in direct cost of revenues for the three months ended March 31, 2025 and March 31, 2026 is aligned with the decrease in revenues within those periods due to the impact of seasonality. The decrease in direct cost of revenues for the three months ended December 31, 2025 is aligned with the decrease in transaction-based revenue within that period compared to the prior quarter.
Gross Profit
Our total quarterly gross profit increased successively across the periods presented (except for the three months ended March 31, 2025, the three months ended December 31, 2025, and the three months ended March 31, 2026) due to an increase in the number of Customer Locations using our flagship products and payments solutions, particularly retail Customer Locations in North America and hospitality Customer Locations in Europe. The decrease in total quarterly gross profit for the three months ended March 31, 2025 and March 31, 2026 is primarily due to the impact of seasonality on our revenues. The decrease in total quarterly gross profit for the three months ended December 31, 2025 is primarily due to a decrease in hardware and other gross profit resulting from discounts and incentives provided to encourage new business given the competitive nature of our industry. The average amount of gross profit generated from each customer has generally continued to increase, improving our unit economics.
Operating Expenses
Our total quarterly operating expenses decreased in the three months ended December 31, 2024 mainly due to a decrease in sales and marketing expenses, primarily from lower share-based compensation and related payroll taxes, and lower professional fees. These expenses had increased in the previous quarter, contributing to the subsequent decline. The decrease in sales and marketing expenses within the period was also attributable to lower salary and other employee-related costs related to the restructuring. The decrease was partially offset by an increase in restructuring charges and in the foreign exchange loss due to the strengthening of the US dollar within the period. The increase in operating expenses in the three months ended March 31, 2025 was primarily due to the non-cash goodwill impairment charge of $556.4 million in the quarter and an increase in professional fees. This increase was partially offset by a decrease in bad debt expense, lower salary and other employee-related costs, a foreign exchange gain compared to a loss in the previous quarter and lower restructuring charges as a result of the reorganization in the prior quarter. The decrease in operating expenses in the three months ended June 30, 2025 was primarily due to the non-cash goodwill impairment taken in the prior quarter, partially offset by higher amortization of intangible assets, higher provisions, settlements and other costs incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnification proceeds, and an increase in professional fees. The three months ended September 30, 2025 saw a slight increase in operating expenses due to an increase in sales and marketing expenses attributable to higher salary and other employee-related costs, and a foreign exchange loss compared to a gain in the previous quarter, partially offset by a decrease in general and administrative expenses attributable to lower provisions, settlements and other costs incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnification proceeds. The three months ended December 31, 2025 saw a slight decrease in operating expenses due to a decrease in sales and marketing expenses mainly from lower share-based compensation and related payroll taxes, partially offset by an increase in research and development expenses attributable to an increase in software and licensing costs. The three months ended March 31, 2026 saw a decrease in operating expenses due to lower general and administrative expenses attributable to reduced bad debt expense, a decrease in share-based compensation and related payroll taxes, lower professional fees, and lower transaction-related costs. The decline was also driven by reduced research and development expenses primarily due to lower share-based compensation and related payroll taxes, partially offset by higher sales and marketing expenses due to higher salary and other employee-related costs and other spend in sales and marketing, including marketing acquisition and growth spend, reseller commissions, branding and trade shows. The three months ended June 30, 2026 saw a decrease in operating expenses primarily due to the acquired software technologies and customer relationships being fully amortized during Fiscal 2026, as well as the sale of Upserve. The decrease was partially offset by an increase in general and administrative expenses attributable to higher bad debt expense, an increase in professional fees and higher share-based compensation and related payroll taxes, as well as higher research and development expenses attributable to higher employee-related costs, including an increase in share-based compensation and related payroll taxes. We note that a portion of our operating expenses is incurred in foreign currencies, which may impact the comparability of our quarterly and yearly trends.
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See "Results of Operations" in this MD&A for a more detailed discussion of the year-over-year changes in revenues and net loss.
Liquidity and Capital Resources
Overview
The general objectives of our capital management strategy reside in the preservation of our capacity to continue operating, in providing benefits to our stakeholders and in providing an adequate return on investment to our shareholders by selling our services at a price commensurate with the level of operating risk assumed by us. We thus determine the total amount of capital required consistent with risk levels. This capital structure is adjusted on a timely basis depending on changes in the economic environment and risks of the underlying assets. We are not subject to any externally imposed capital requirements.
Working Capital
Our primary source of cash flow has been from raising capital totaling over $2.0 billion since the fiscal year ended March 31, 2016. Our approach to managing liquidity is to ensure, to the extent possible, that we always have sufficient liquidity to meet our liabilities as they become due. We do so by monitoring cash flows and performing budget-to-actual analysis on a regular basis. Our principal cash requirements are for working capital, our merchant cash advance program, opportunistically repurchasing shares and acquisitions we may execute. Working capital surplus as at June 30, 2026 was $464.9 million. Given our existing cash and available financing, we believe there is sufficient liquidity to meet our current and short-term growth requirements in addition to our long-term strategic objectives.
Normal Course Issuer Bid
Our board of directors and the Toronto Stock Exchange (“TSX”) approved the renewal of an NCIB for us to purchase at our discretion for cancellation up to 8,478,469 Subordinate Voting Shares of the Company, representing approximately 10% of the Company's "public float" (as defined in the TSX Company Manual) of Subordinate Voting Shares issued as at May 11, 2026, over the twelve-month period commencing on May 25, 2026 and ending no later than May 24, 2027. Our shareholders may obtain, without charge, a copy of the Notice of Intention to Make a Normal Course Issuer Bid filed by the Company with the TSX by contacting our Investor Relations department at investorrelations@lightspeedhq.com.
Under the NCIB, other than purchases made under block purchase exemptions, we are allowed, subject to applicable securities laws, to purchase daily, through the facilities of the TSX, a maximum of 172,996 Subordinate Voting Shares representing 25% of the average daily trading volume of 691,987 Subordinate Voting Shares, as calculated per the TSX rules for the six-month period ended on April 30, 2026.
In connection with the NCIB, we also entered into an ASPP under which a designated broker may purchase Subordinate Voting Shares at times when we would ordinarily not be permitted to purchase our Subordinate Voting Shares due to regulatory restrictions and customary self-imposed blackout periods. Any repurchases made under the ASPP are made in accordance with certain purchasing parameters.
During the three months ended June 30, 2026, under the NCIB, we repurchased and cancelled 6,973,406 Subordinate Voting Shares, of which certain shares were repurchased pursuant to the ASPP, for a total consideration, including transaction costs, of $65.1 million (June 30, 2025 - 9,013,953 Subordinate Voting Shares for a total consideration, including transaction costs, of $85.4 million). Net interest income for the three months ended June 30, 2026 includes a gain from the change in fair value of the share repurchase liability related to the ASPP of $0.3 million (June 30, 2025 – net interest expense includes a loss from the change in fair value of the share repurchase liability related to the ASPP of $11.8 million).
We believe that the purchase of our Subordinate Voting Shares under the NCIB is an appropriate investment since, in our view, market prices from time to time may not reflect the underlying value of Lightspeed's business.
Common Shares Purchased for Settlement of Non-Treasury RSUs and PSUs
Non-treasury RSUs and non-treasury PSUs have the same features as RSUs and PSUs, respectively, except that they can either be settled in cash based on the Company’s share price on the settlement date, through the delivery of Common Shares purchased on the open market or a combination thereof at the discretion of the Board. For the three months ended June 30, 2026 and the three months ended June 30, 2025, the non-treasury RSUs were settled in Common Shares purchased on the open market. No non-treasury PSUs vested or were settled during either period.
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We have established a trust for the purpose of settling vested non-treasury RSUs and non-treasury PSUs. For non-treasury RSUs and non-treasury PSUs, we direct the trustee to purchase Common Shares of the Company on the open market to be held in trust for and on behalf of the holders of non-treasury RSUs and non-treasury PSUs until they are released and delivered for settlement. For accounting purposes, the Common Shares are considered as held in treasury, and recorded as a temporary reduction of Common Shares outstanding and as a temporary reduction of share capital equal to the consideration paid, including transaction costs. Upon delivery of the Common Shares for settlement of the non-treasury RSUs and non-treasury PSUs, the number of Common Shares outstanding is increased, offsetting the initial temporary reduction of Common Shares outstanding, and the amount in additional paid-in capital associated with the non-treasury RSUs and non-treasury PSUs being settled is transferred to share capital, offsetting the initial temporary reduction of share capital. Any difference between the additional paid-in capital and the initial temporary reduction of share capital is recorded in accumulated deficit. As at June 30, 2026, a total of 4,014,840 Common Shares purchased for settlement of non-treasury RSUs and non-treasury PSUs were considered as held in treasury and recorded as a temporary reduction of outstanding Common Shares and share capital (June 30, 2025 - 2,528,079 Common Shares).
Cash Flows
The following table presents cash and cash equivalents as at June 30, 2026 and 2025, and cash flows from or used in operating, investing, and financing activities for the three months ended June 30, 2026 and 2025:

	Three months ended June 30,

(In thousands of US dollars)	2026	2025
	$	$

Cash and cash equivalents	372,136	447,598

Cash flows from (used in):
Operating activities	115	12,396
Investing activities	6,157	(6,205)
Financing activities	(87,872)	(118,475)
Effect of foreign exchange on cash and cash equivalents	(170)	1,413

Net decrease in cash and cash equivalents	(81,770)	(110,871)
Cash Flows from Operating Activities
Cash flows from operating activities for the three months ended June 30, 2026 were $0.1 million compared to cash flows from operating activities of $12.4 million for the three months ended June 30, 2025. For the three months ended June 30, 2026, Adjusted Free Cash Flow7 used was $4.4 million compared to $1.7 million used for the three months ended June 30, 2025. This $2.7 million increase in Adjusted Free Cash Flow7 used reflects an increase in investment in our flagship products, an increase in inventory purchases, and other working capital movements such as timing differences related to current receivables and payables. The prior-year period also reflects the contribution of Upserve to cash flows, as it included a full three months of Upserve, whereas the current period reflects Upserve only up to its divestiture on April 28, 2026.
Cash Flows from (used in) Investing Activities
Cash flows from investing activities for the three months ended June 30, 2026 were $6.2 million compared to cash flows used in investing activities of $6.2 million for the three months ended June 30, 2025. The change in cash flows was primarily due to cash inflows of $19.1 million associated with the sale of Upserve, and a decrease of $0.1 million in cash outflows associated with additions to property and equipment, partially offset by an increase of $5.7 million in cash outflows associated with capitalized internal development costs and a decrease of $1.1 million in interest income received.
Cash Flows used in Financing Activities
Cash flows used in financing activities for the three months ended June 30, 2026 were $87.9 million compared to $118.5 million in the three months ended June 30, 2025. The decrease in cash flows used in financing activities was mainly due to a decrease of
7 Refer to the section entitled "Non-IFRS Measures and Ratios and Reconciliation of Non-IFRS Measures and Ratios".
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$20.7 million in cash outflows from shares repurchased and cancelled, a decrease of $9.1 million in cash outflows from shares repurchased for settlement of non-treasury RSUs and PSUs, and a decrease of $1.0 million in cash outflows from lease liabilities.
We believe that our current cash balance, cash flows from operations and credit available under our credit facility are adequate for the Company’s future operating cash needs.
Off-Balance Sheet Arrangements
We have no material off-balance-sheet arrangements, other than low value and short-term leases, and other purchase obligations as disclosed under "Contractual Obligations" in our annual MD&A for the fiscal year ended March 31, 2026. From time to time, we may be contingently liable with respect to litigation and claims.
Related Party Transactions
We have no material related party transactions, other than those noted in our unaudited condensed interim consolidated financial statements for the three months ended June 30, 2026.
Financial Instruments and Other Instruments
Fair Value
The fair value of merchant cash advances was determined based on Level 3 inputs by calculating the present value of the future estimated cash flows based on the terms of the agreements. Key assumptions for the three months ended June 30, 2026 include an average repayment period of 7 months, an average discount rate over the repayment period of 14% and amounts deemed uncollectible, which includes write-offs, of $4.5 million. No reasonably possible change in the key assumptions would lead to a significant change in the fair value of merchant cash advances due to their expected short-term repayment periods.
Transaction-based revenue for the three months ended June 30, 2026 includes $14.5 million from merchant cash advances related to fees collected incorporating fair value movement ($10.4 million for the three months ended June 30, 2025) and general and administrative expenses for the three months ended June 30, 2026 include $4.5 million from merchant cash advances deemed uncollectible, which includes write-offs ($3.0 million for the three months ended June 30, 2025).
The fair value of the contingent consideration was estimated using a Monte Carlo simulation model applied within a risk-neutral framework. Management's forecasts of Upserve's future EBITDA were adjusted for risk using a discount rate equal to the risk-free rate plus a risk premium, and the resulting risk-adjusted forecasts were simulated under a risk-neutral process using risk-free rates and an estimated asset volatility derived from comparable publicly traded companies. The simulated EBITDA outcomes were assessed against the EBITDA targets defined in the purchase agreement over the two-year earn-out period. The resulting expected earn-out payments were discounted to present value using risk-free rates adjusted for the credit risk of the counterparty. Key assumptions used in the fair value measurement include management's forecast EBITDA. Because the contingent consideration is payable only upon achievement of defined EBITDA thresholds, changes in the forecast EBITDA used in the measurement could result in a significant change in the fair value of the contingent consideration. Other assumptions include an asset volatility of 38%, a risk premium of 10%, and a credit spread of 4%, and no reasonably possible change in these assumptions would have a significant effect on the fair value of the contingent consideration.
Credit and Concentration Risk
Our credit risk is primarily attributable to our cash and cash equivalents, trade and other receivables, and our merchant cash advances. We do not generally require a guarantee from our customers for trade receivables. Credit risk with respect to cash and cash equivalents is managed by maintaining balances only with high credit quality financial institutions. We do not hold any collateral as security.
Due to our diverse customer base, there is no particular concentration of credit risk related to our trade receivables and merchant cash advances. Moreover, balances for trade receivables and merchant cash advances are managed and analyzed on an ongoing basis to ensure timely collection of amounts.
In connection with the sale of Upserve described in note 4 of the unaudited condensed interim consolidated financial statements, the Company has financial assets receivable from the purchaser and its affiliates, including a senior secured bridge promissory
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note, other consideration receivable, and contingent consideration. The promissory note is secured by substantially all assets of the sold entities.
We maintain a loss allowance for a portion of trade receivables when collection becomes doubtful on the basis described in note 3 of our audited annual consolidated financial statements. Our allowance for expected credit losses ("ECL") includes forward-looking factors specific to the debtors and the economic environment.
In the three months ended June 30, 2026, potential effects from uncertainty in the macroeconomic environment on our credit risk have been considered and have resulted in an increase to our allowance for ECLs from what the allowance would have been without factoring in these effects. We continue to monitor macroeconomic conditions and any resulting impacts on our credit risk.
Liquidity Risk
We are exposed to the risk of being unable to honor our financial commitments by the deadlines set, under the terms of such commitments and at a reasonable price. We manage our liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. We have $372.1 million of cash and cash equivalents as well as a credit facility available as at June 30, 2026, demonstrating our liquidity and ability to pay financial liabilities as they become due.
Foreign Exchange Risk
We are exposed to foreign exchange risk due to financial instruments denominated in foreign currencies. The main currencies which expose us to foreign exchange risk due to financial instruments denominated in foreign currencies include the Canadian dollar, the Euro, the British pound sterling, the Australian dollar and the New Zealand dollar. We have a policy to mitigate our exposure to foreign currency exchange risk by entering into derivative instruments. We have entered into multiple foreign exchange forward contracts. Our currency pair used for cash flow hedges is U.S. dollar / Canadian dollar. We do not use derivative instruments for speculative purposes. The notional principal of our foreign exchange contracts was $95.0 million CAD as at June 30, 2026 (March 31, 2026 - $97.5 million CAD).
Interest Rate Risk
Interest rate risk is the risk that changes in interest rates will have a negative impact on earnings and cash flows. Certain of our cash earns interest. Our trade and other receivables and accounts payable and accrued liabilities do not bear interest. We are not exposed to material interest rate risk.
Share Price Risk
Accrued payroll taxes on share-based compensation (social costs) are payroll taxes associated with share-based compensation that we are subject to in various countries in which we operate. Social costs are accrued at each reporting period based on inputs including, but not limited to, the number of stock options and share awards outstanding, the vesting of the stock options and share awards, the exercise price, and our share price. Changes in the accrual are recognized in direct cost of revenues and operating expenses. An increase in share price will increase the accrual for social costs, and a decrease in share price will result in a decrease in the accrual for social costs, all other things being equal, including the number of stock options and share awards outstanding and exercise price remaining constant.
Inflation Risk
We are subject to inflation risk that could have a material effect on our business, financial condition and results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations. If inflation increases, it will likely affect our expenses, including, but not limited to, increased costs to offer our solutions and employee compensation expenses. Furthermore, our customers are also subject to risks associated with inflationary pressures that have and may continue to impact their business and financial condition. Such risks include a reduction in consumer spending and credit or debit card usage, which would negatively impact our financial performance because the number of transactions processed using our payment solutions would decrease, as would the average purchase amount of each transaction.
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Critical Accounting Policies and Estimates
The preparation of our consolidated financial statements requires management to make judgments, estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We review these estimates on an ongoing basis based on management’s best knowledge of current events and actions that we may undertake in the future. Actual results could differ from these estimates. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods. Key estimates and assumptions are outlined below. Management has determined that we operate in a single operating and reportable segment.
Revenue Recognition
The identification of revenue-generating contracts with customers, the identification of performance obligations, the determination of the transaction price and allocations between identified performance obligations, the use of the appropriate revenue recognition method for each performance obligation and the measure of progress for performance obligations satisfied over time are the main aspects of the revenue recognition process, all of which require the exercise of judgment and use of assumptions. We follow the guidance provided in IFRS 15 – Appendix B, Principal versus Agent Considerations for determining whether revenue should be recognized based on the gross amount of consideration paid by the customer or the net amount of consideration retained by us. This determination is a matter of significant judgment that depends on the facts and circumstances of each arrangement.
Impairment of Non-Financial Assets
Our impairment test for goodwill is based on internal estimates of fair value less costs of disposal calculations and uses valuation models such as the discounted cash flow model. Key assumptions on which management has based its determination of fair value less costs of disposal include an estimated discount rate, terminal value multiple, and estimated revenue growth rate. These estimates, including the methodology used, the identification of cash-generating units and how goodwill is allocated, can have a material impact on the respective values and ultimately the amount of any goodwill impairment. Whenever property and equipment, lease right-of-use assets, and intangible assets are tested for impairment, the determination of the assets’ recoverable amount involves the use of estimates by management and can have a material impact on the respective values and ultimately the amount of any impairment.
If the carrying value of our Segment is above our recoverable amount in the future, we may have to recognize further goodwill impairment losses in our results of operations in future periods. This could impair our ability to achieve profitability in the future. Goodwill is more susceptible to impairment risk if business operating results or economic conditions deteriorate. A reduction in the terminal value multiple, an increase in the discount rate or a decrease in the revenue growth rate could cause impairment in the future. We are required to perform our next annual goodwill impairment analysis on December 31, 2026, or earlier should there be a goodwill impairment trigger before then.
Recoverability of Deferred Tax Assets and Current and Deferred Income Taxes and Tax Credits
Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. We establish provisions based on reasonable estimates for possible consequences of audits by the tax authorities. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority.
Deferred income tax assets are recognized for unused tax losses and deductible temporary differences to the extent it is probable that taxable income will be available against which the losses and deductible temporary differences can be utilized. Management’s judgment is required to determine the amount of deferred income tax assets that can be recognized, based upon the likely timing and the level of future taxable income together with future tax planning strategies.
Share-Based Compensation
We measure the cost of equity-settled transactions with employees by reference to the fair value of the related instruments at the date at which they are granted. Estimating fair value for share-based payments requires determining the most appropriate valuation model for a grant, which depends on the terms and conditions of the grant. This also requires making assumptions and determining the most appropriate inputs to the valuation model including the expected life of the option, volatility, interest rate and dividend yield.
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Provisions
We are involved in litigation and claims from time to time. There can be no assurance that these litigations and claims will be resolved without costly litigation nor in a manner that does not adversely impact the financial position and operating results of the Company. Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. In determining the probability of a loss and consequently determining a reasonable estimate, management is required to use significant judgment. Assumptions applied reflect the most probable set of economic conditions and planned courses of action by the Company at the time, but these too may differ over time. Given the uncertainties associated with any litigation, the actual outcome can be different from our estimates and could adversely affect the financial position and operating results of the Company.
Internally Generated Intangible Assets
We recognize internal development costs as intangible assets only when the following criteria are met: the technical feasibility of completing the intangible asset exists, there is an intent to complete and an ability to use or sell the intangible asset, the intangible asset will generate probable future economic benefits, there are adequate resources available to complete the development and to use or sell the intangible asset, and there is the ability to reliably measure the expenditure attributable to the intangible asset during its development. Internally generated intangible assets are amortized using the straight-line method over the estimated useful lives of the internally generated intangible assets from the point the asset is available for use.
New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the International Accounting Standards Board ("IASB") or other standard-setting bodies, and are adopted as of the specified effective date.
New and Amended Material Accounting Policies Issued but not yet Effective
As described in the most recent audited annual consolidated financial statements, we continue to evaluate the impact of IFRS 18, Presentation and Disclosure in Financial Statements, on our consolidated financial statements.
Outstanding Share Information
Lightspeed is a publicly traded company listed under the symbol "LSPD" on both the TSX and the New York Stock Exchange. Our authorized share capital consists of (i) an unlimited number of Subordinate Voting Shares and (ii) an unlimited number of preferred shares, issuable in series, of which 129,299,592 Subordinate Voting Shares and no preferred shares were issued and outstanding as of July 28, 2026. The issued and outstanding Subordinate Voting Shares as at July 28, 2026 are net of 4,014,875 Subordinate Voting Shares that have been purchased and are held in trust.
As of July 28, 2026, there were 8,688,753 options outstanding under the Company’s Third Amended and Restated Omnibus Incentive Plan, as amended (the "Omnibus Plan") (of which 5,246,821 were vested as of such date). Each such option is or will become exercisable for one Subordinate Voting Share.
As of July 28, 2026, there were 6,923 options outstanding under the ShopKeep Inc. Amended and Restated 2011 Stock Option and Grant Plan (of which 6,923 were vested as of such date), which plan the Company assumed on closing of its acquisition of ShopKeep on November 25, 2020. Each option is or will become exercisable for one Subordinate Voting Share.
As of July 28, 2026, there were 272,155 DSUs outstanding under the Company’s Omnibus Plan. Each such DSU will, upon the holder thereof ceasing to be a director, executive officer, employee or consultant of the Company in accordance with the Omnibus Plan, be settled at the discretion of the board through (a) the delivery of shares issued from treasury or purchased on the open market, (b) cash, or (c) a combination of cash and shares.
As of July 28, 2026, excluding non-treasury RSUs outstanding, there were 6,860,090 RSUs outstanding under the Company’s Omnibus Plan (of which 1,278,753 were vested as of such date) and 561,167 RSUs outstanding which were issued in compliance with an allowance under the rules of the TSX as an inducement for an executive officer to enter into a contract of full-time employment with the Company ("Inducement Grants") (of which none were vested as of such date). Each such RSU, upon vesting, may be settled at the discretion of the board through (a) the delivery of shares issued from treasury or purchased on the open market, (b) cash, or (c) a combination of cash and shares. As of July 28, 2026, there were 3,359,961 non-treasury RSUs
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outstanding (of which 702,188 were vested as of such date). Each non-treasury RSU, upon vesting, may be settled at the discretion of the board through (a) the delivery of shares purchased on the open market, (b) cash, or (c) a combination of cash and shares. The non-treasury RSUs are not taken into consideration in respect of the number of Subordinate Voting Shares reserved for issuance in respect of awards granted under the Omnibus Plan as they are non-dilutive.
As of July 28, 2026, excluding non-treasury PSUs outstanding, there were 556,867 PSUs outstanding under the Company’s Omnibus Plan (of which none were vested as of such date) and 59,233 PSUs outstanding which were Inducement Grants (of which none were vested as of such date). Each such PSU, upon vesting, may be settled at the discretion of the board through (a) the delivery of shares issued from treasury or purchased on the open market, (b) cash, or (c) a combination of cash and shares. As of July 28, 2026, there were 474,572 non-treasury PSUs outstanding (of which none were vested as of such date). Each non-treasury PSU, upon vesting, may be settled at the discretion of the board through (a) the delivery of shares purchased on the open market, (b) cash, or (c) a combination of cash and shares. The non-treasury PSUs are not taken into consideration in respect of the number of Subordinate Voting Shares reserved for issuance in respect of awards granted under the Omnibus Plan as they are non-dilutive.
Disclosure Controls and Procedures and Internal Control Over Financial Reporting
Disclosure Controls and Procedures
Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed with securities regulatory authorities are recorded, processed, summarized and reported in a timely fashion. The disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in such reports is then accumulated and communicated to the Company’s management to ensure timely decisions regarding required disclosure. Management regularly reviews disclosure controls and procedures; however, they cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud. The Chief Executive Officer and the Chief Financial Officer, along with management, have evaluated and concluded that the Company’s disclosure controls and procedures as at June 30, 2026 were effective.
Internal Controls over Financial Reporting
The Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining internal controls over financial reporting. The Company's internal control over financial reporting framework is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards. The Chief Executive Officer and Chief Financial Officer have been advised that the control framework that the Chief Executive Officer and the Chief Financial Officer used to design the Company’s internal controls over financial reporting is recognized by the Committee of Sponsoring Organizations of the Treadway Commission.
The Chief Executive Officer and the Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, whether or not there were changes to the Company's internal controls over financial reporting during the period covered in this quarterly report that have materially affected, or are reasonably likely to materially affect the Company’s internal controls over financial reporting. No such changes were identified through their evaluation.
Limitations of Controls and Procedures
Management, including the Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.
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